

2002 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

Years Ended December 31,	2002	2001	2000	1999	1998
Revenue	[illegible]	[illegible]	$1,091.5	$917.2	$862.2
Net income before extraordinary item and cumulative effect of change in accounting principle	90.2	106.7	124.1	75.2	59.2
Net income	95.1	106.7	122.0	75.2	59.2
Earnings per share before extraordinary item and cumulative effect of change in accounting principle					
Basic	$2.42	$2.73	$3.09	$1.75	$1.29
Diluted	$2.36	$2.65	$2.91	$1.70	$1.26
Earnings per share after extraordinary item and cumulative effect of change in accounting principle					
Basic	$2.55	$2.73	$3.04	$1.75	$1.29
Diluted	$2.49	$2.65	$2.86	$1.70	$1.26
Cash and equivalents	[illegible]	105.7	114.9	196.1	151.9
Total long-term debt				100.0	100.0

In 2002, the Company recorded a $4.9 after-tax cumulative effect of change in accounting principle. In 2000, the Company recorded a $2.1 after-tax extraordinary loss related to the early redemption of $[illegible] in senior notes.


1998 1999 2000 2001 2002

REVENUE (IN MILLIONS)


1998 1999 2000 2001 2002

DILUTED EPS BEFORE EXTRAORDINARY ITEM AND ACCOUNTING CHANGE



TO OUR SHAREHOLDERS,

WHEN WE LAST REPORTED TO YOU, WE DID SO RECOGNIZING THE CHALLENGES THAT WE FACED BUT CONFIDENT IN TIMBERLAND'S LONG-TERM OPPORTUNITIES, CAPABILITIES, AND STRATEGIES FOR ACHIEVING THE TIMBERLAND® BRAND'S FULL POTENTIAL. AS WE LOOK BACK TO THE YEAR JUST PASSED, WE ARE PLEASED WITH THE PROGRESS THAT WE HAVE MADE AND BELIEVE OUR COMPANY IS WELL POSITIONED TO MOVE FORWARD AS A TOP GLOBAL BRAND DEDICATED TO EQUIPPING PEOPLE TO MAKE THEIR POSITIVE DIFFERENCE IN THE WORLD.

TIMBERLAND'S 2002 RESULTS REFLECT SOLID PROGRESS FROM BOTH A STRATEGIC AND FINANCIAL PERSPECTIVE. STRATEGICALLY, WE ACCOMPLISHED SEVERAL OBJECTIVES, INCLUDING BUILDING A STRONG, SUSTAINABLE FOUNDATION FOR OUR U.S. BOOT BUSINESS, GROWING THE BALANCE OF OUR FOOTWEAR PORTFOLIO GLOBALLY THROUGH AN ENHANCED FOCUS ON DISTINCT CONSUMER SEGMENTS, EXPANDING THE REACH OF THE TIMBERLAND BRAND THROUGH SOLID SALES GAINS IN OUR APPAREL AND TIMBERLAND PRO™ SERIES BUSINESSES, EXTENDING OUR POWERFUL MOMENTUM IN INTERNATIONAL MARKETS, AND CONTINUING TO SET THE STANDARD FOR COMMUNITY INVOLVEMENT AND IMPACT.

FROM A FINANCIAL PERSPECTIVE, TIMBERLAND GREW GLOBAL REVENUES 1% TO $1.2 BILLION, DESPITE A SOFT AND PROMOTIONAL U.S. RETAIL ENVIRONMENT. THOUGH EARNINGS PER SHARE FOR THE YEAR FELL 11% TO $2.36[1], IN PART REFLECTING ONE-TIME IMPACTS FROM WORK STOPPAGES AT WESTERN U.S. PORTS AS WELL AS CHALLENGING COMPARISONS TO RECORD FIRST HALF RESULTS IN 2001, OUR RESULTS REFLECTED IMPROVING TRENDS IN THE SECOND HALF OF 2002. FURTHERMORE, OUR DISCIPLINED FINANCIAL MANAGEMENT ENABLED TIMBERLAND TO DELIVER THE STRONGEST OPERATING CASH FLOW GENERATION IN THE COMPANY'S HISTORY AND TO CONTINUE TO DRIVE ONE OF THE HIGHEST RETURNS ON INVESTED CAPITAL IN OUR INDUSTRY.

AS THE TIMBERLAND BRAND CELEBRATES ITS 30TH ANNIVERSARY, WE EMBARK ON OUR NEXT 30 YEARS WITH AN EVEN GREATER COMMITMENT TO ACHIEVING OUR LONG-TERM STRATEGIC GOALS OF BECOMING A TOP GLOBAL BRAND, DRIVING OPERATIONAL AND FINANCIAL EXCELLENCE, AND IMPROVING THE COMMUNITIES WHERE WE LIVE AND WORK. OUR VISION FOR THE FUTURE IS INSPIRED BY THE HIGH RELEVANCE OF OUR BRAND TO CONSUMERS, WHICH REINFORCES THE NEED TO BUILD ON OUR VALUES OF PRODUCT DURABILITY, INNOVATION, AND COMMUNITY PARTICIPATION. LET US NOW TAKE YOU INSIDE THE TIMBERLAND BRAND TO SHARE OUR 2002 ACCOMPLISHMENTS AND THE STRATEGIES THAT WE BELIEVE WILL ENABLE US TO ACHIEVE OUR ASPIRATIONS FOR THE TIMBERLAND FRANCHISE.

[1] BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.



BECOMING A LEADING GLOBAL BRAND

TIMBERLAND'S GREATEST ASSET IS THE STRENGTH AND ENDURING RELEVANCE OF THE TIMBERLAND BRAND. SINCE ITS INTRODUCTION 30 YEARS AGO, WE HAVE NEVER WAVERED FROM TIMBERLAND'S POSITIONING AS A PREMIUM BRAND THAT CAPTURES THE VALUES OF THE OUTDOORS. CONSUMERS LOOK TO TIMBERLAND FOR PURPOSEFUL, VALUE-LADEN PRODUCTS CONNECTED TO OUR OUTDOOR HERITAGE AND DEDICATION TO DOING GOOD. THIS KNOWLEDGE DRIVES TIMBERLAND'S COMMITMENT TO PRESENTING INNOVATIVE PRODUCT THROUGH AN INTEGRATED OFFERING OF FOOTWEAR, APPAREL, AND ACCESSORIES FOR MEN, WOMEN, AND CHILDREN, WHILE REINFORCING THE FOCUS ON COMMUNITY INVOLVEMENT. LOOKING TO THE NEXT 30 YEARS AND BEYOND, WE BELIEVE THAT THE DEVELOPMENT OF TIMBERLAND INTO A TOP GLOBAL BRAND WILL CONTINUE TO REST WITH GREAT PRODUCTS BUILT ON OUR CONSUMERS' PERMISSION TO EQUIP THEM TO MAKE THEIR DIFFERENCE IN THE WORLD.

OUR STRATEGY BUILDS ON FOUR GROWTH DRIVERS THAT WILL ENABLE US TO ACHIEVE OUR AMBITIONS FOR THE TIMBERLAND BRAND. FIRST, WE SEEK TO DEEPEN OUR LEADERSHIP POSITION IN OUR CORE FOOTWEAR BUSINESS THROUGH AN ENHANCED FOCUS ON DEVELOPING PRODUCTS FOR DISTINCT CONSUMER GROUPS THAT INCORPORATE INNOVATIVE TECHNOLOGIES AND FEATURES. SECOND, WE ARE DEDICATED TO CAPTURING THE APPAREL OPPORTUNITY, WHICH WE SEE AS ESSENTIAL TO OUR INTEGRATED BRAND ASPIRATIONS. THIRD, WE LOOK FOR WAYS TO EXTEND THE REACH OF TIMBERLAND THROUGH BRAND EXTENSIONS LIKE THE TIMBERLAND PRO SERIES AND PRODUCT CATEGORIES THAT COMPLEMENT THE OUTDOOR-INSPIRED ESSENCE OF TIMBERLAND. FOURTH, WE CONTINUE TO FOCUS ON GEOGRAPHIC EXPANSION, WHERE WE SEE SIGNIFICANT UPSIDE IN INTERNATIONAL MARKETS. BELOW, WE SHARE WITH YOU OUR PLANS BEHIND EACH OF THESE GROWTH DRIVERS.





ENHANCING BRAND INTEGRITY — FOOTWEAR



2001
$899
2002
$889 -1%

FOOTWEAR REVENUE ($ in millions)

ENHANCING BRAND INTEGRITY — FOOTWEAR

Footwear is the cornerstone of Timberland's heritage and the foundation from which we've become a leading provider of outdoor-inspired products. We see tremendous opportunities to expand this business and to further enhance the integrity of the Timberland® brand by intensifying our focus on the consumer and marshalling our strength in product innovation.

Timberland's footwear business is, in fact, a series of diverse categories — each targeting a unique consumer group. More than a year ago, we reorganized our product teams to focus on each of these categories: boots, men's and women's casual, outdoor performance, and kids' footwear. The impact of this change has been profound and has positioned us to fully capture Timberland's potential across our diverse portfolio of footwear products.

We leveraged the strong consumer relevance of our boots category in 2002 by implementing a strategy to drive product innovation, enhance brand integrity, and build trade profitability. On the demand side, we supplemented product updates with new ideas, such as a new seam-sealing waterproofing system and enhanced insulation, and added a new Holiday line. We also expanded our business geographically, strengthening underdeveloped markets like Los Angeles, Detroit, New Orleans, and Memphis by targeting product offerings to these markets and developing solid relationships with trend-setting independent retailers. Finally, we took steps to control product supply, resulting in higher retail price points and improved margins for our customers. We believe these steps have helped to establish a firm foundation for long-term success in our core boot business.

We grew our men's and women's casual footwear business globally in 2002 by delivering highly relevant, outdoor-inspired styles. We reinforced our casual offering by incorporating our Smart Comfort® system, a truly unique approach delivering superior comfort, in all of our casual shoes. Because Smart Comfort® system technology sells best on consumers' feet, we focused casual footwear marketing efforts on building awareness at point-of-sale with Timberland's Smart Comfort system theater — a demonstration that enabled the consumer and the retailer to test our technology on the selling floor in more than 750 locations.

In kids' footwear, we expanded our successful adult take-down strategy in both urban and suburban markets and complemented these efforts with footwear designed specifically for children. We also refined our kids' offerings for international markets and employed dedicated sales resources to drive growth in kids' footwear globally. In outdoor performance footwear, we introduced purposeful product connected to Timberland's outdoor heritage in highly relevant styles. While recent innovations have fallen short of our high standards, we believe that we are on track strategically toward sustainable success in this important category.

Timberland's heritage and success resides in our ability to deliver superior product innovation and exciting breakthrough concepts. To institutionalize this dedication to pioneering ideas, we formed an advanced concepts team in 2002. This visionary team, working closely with consumer segment teams, is charged with developing the next exciting ideas in footwear, enabling Timberland to build on its legacy as a leading innovator in footwear.

While Timberland's overall footwear revenues declined slightly in 2002, driven largely by the steps that we took to rationalize supply and to fortify the foundation of our core boot business, we enter 2003 with a strong, diverse portfolio of consumer franchises from which to grow our core footwear business. We are proud of our overall efforts in 2002 and intend to build on this progress to augment our strong global position in footwear.





CAPTURING BRAND POTENTIAL — APPAREL


2001
$272
2002
$287 +6%

APPAREL & ACCESSORIES REVENUE ($ in millions)

CAPTURING BRAND POTENTIAL — APPAREL

Expanding beyond footwear to offer outdoor-inspired apparel is vital to capturing Timberland's full brand potential. As testament to that goal, we have grown our apparel and accessories revenues to nearly $290 million globally by following a multi-pronged strategy focused on the long-term success of this critical business. Specifically, we enhanced our key item classification driven collection approach by strengthening our relevant seasonal themes — a distinct strategy that directs our design and development teams to create key items along with trend appropriate seasonal product, lowering fashion risk and raising returns to retailers. We also believe that it is important for customers and consumers to view Timberland products as an integrated offering of outdoor-inspired footwear, apparel, and accessories. To this end, we focused on developing a broader distribution base to significantly expand the number of locations where Timberland is presented as an integrated brand, including growing our U.S. department store base by nearly 50%. We also successfully launched women's apparel in Europe to support our growing international business and to complement our licensed kids' apparel offering.

From a product perspective, much of our energies focused on categories that truly embrace the values of protection and function in the outdoors. We made strides in becoming a resource for denim by bringing to market inspired styles in washes and fabrics that reflect Timberland's craftsmanship and rugged, vintage appeal. We also complemented our existing strength in outerwear with an expanded leather outerwear collection for men. Offered through a licensing agreement in the U.S., Timberland leathergear enabled us to gain floor space in department and specialty stores by creating a unique and distinctly Timberland brand offering.

At the same time, we continued to improve the economics of apparel for Timberland by reducing complexity, shortening lead-times, and buying closer to our customers' needs, resulting in better management of our apparel inventories. To maximize the opportunity for apparel on a global scale, we added dedicated resources in markets like Europe to take advantage of local fit and fashion distinctions while remaining consistent with the outdoor tradition of the Timberland brand.

This strategy yielded a 6% expansion in our apparel business in 2002, driven by our third consecutive year of double-digit gains in our international and first quality U.S. wholesale businesses. Going forward, we intend to build upon our classification driven collection approach to fully realize Timberland's apparel potential.





STRENGTHENING BRAND PRESENCE — BRAND EXTENSION AND LICENSING

STRENGTHENING BRAND PRESENCE — BRAND EXTENSION AND LICENSING

The development of brand building, complementary businesses that remain true to the Timberland tradition of quality, craftsmanship, and protection is another vital component of Timberland's long-term growth strategy. The strong consumer connection to Timberland gives us broad permission to extend our brand by developing new categories, such as the Timberland PRO series — a premium brand of work-inspired products for professional tradespeople. Since its introduction in 1999, the Timberland PRO series has generated strong, consistent growth by delivering the quality, durability, and authenticity that professional consumers expect and demand. In 2002, we built upon the momentum of the Timberland PRO series with several initiatives that enabled us to capture market share in the $2 billion global professional footwear market, including new product initiatives, like slip-resistance and lighter, non-insulated footwear, that allowed us to reach consumers in warmer climates. To complement Timberland PRO series footwear, we introduced an innovative apparel offering for Fall 2002 in more than 800 doors in the United States. The line incorporated features typically reserved for outdoor performance products, such as technical fabrics, performance cuts for range of motion, and layering systems, and was enthusiastically received by professional tradespeople.

To increase awareness and preference for Timberland PRO series products, we marketed directly at work sites through our Timberland PRO mobile and with innovative programs, such as our Working Men's fashion shows at the Big Dig in Boston and Chicago's Soldier Field renovation. To connect with the tradespeople of tomorrow, we also developed a powerful and mutually beneficial relationship with SkillsUSA — a national organization serving a quarter-million high school and college students training for technical careers — creating a lasting relationship through the ethos of service.

Beyond brand extension, consumers look to Timberland to fully equip them for their outdoor experiences. To meet this need, we create licensing arrangements for a variety of complementary Timberland products — including packs and travel gear, eyewear, gloves, and socks. In 2002, we expanded these licensing initiatives, extending our European kids' apparel licensed business to the United States and Asia through new arrangements, introducing men's leathergear in the United States and adding new agreements for watches, packs, and travel gear.

Looking forward, we plan to continue to expand the consumer definition of Timberland through appropriate brand and category extensions that remain true to our vision of equipping people for their outdoor journeys. We also intend to build on our existing categories, deepening the connection with our consumer base, to develop the Timberland brand to its full potential.







EXTENDING BRAND REACH — INTERNATIONAL



2001
$349
2002
$405 +16%

INTERNATIONAL REVENUE ($ in millions)



2001
$834
2002
$786 -6%

U.S. REVENUE ($ in millions)

EXTENDING BRAND REACH — INTERNATIONAL

Our international business continues to represent one of Timberland's most promising opportunities for growth. Timberland's formula for geographical growth has been consistent and successful over time. We have developed a premium brand positioning by steadily delivering high quality, rugged, purposeful product that embodies the outdoor lifestyle in an integrated offering to select premium wholesale and direct retail distribution points.

In 2002, our international growth momentum continued with constant dollar revenue growth of 12% — the Company's third consecutive year of robust international sales gains. International revenues comprised 34% of Timberland's total revenues in 2002, illustrating the increasingly important role of our international business. These results demonstrate continued progress in developing a diverse and balanced business franchise.

Our international success was led by Europe, where we have established a profitable and growing franchise. We delivered double-digit sales gains in the region in 2002, reflecting balanced growth across both products and geographies. We also added 57 franchise doors across Europe to provide consumers there with even more opportunities to see the Timberland® brand presented as a complete line of outdoor-inspired footwear, apparel, and accessories for men, women, and children.

Footwear sales gains drove much of our European growth as we continued to establish Timberland as a premium footwear resource. To further expand Timberland's relevance with European consumers, we complemented our well-received heritage offering of casual footwear with a modern heritage line aimed at younger, more metropolitan consumers, and expanded our reach with relevant boot, outdoor performance, women's, and children's offerings. We also drove strong sales gains in our men's apparel business by customizing our global offering to meet the fit and fashion nuances of European consumers. This advancement in men's apparel was complemented by sales gains in our select line of women's apparel and licensed children's apparel — important growth opportunities going forward. Timberland's kids' apparel business has become a leading children's apparel brand, delivering over $45 million in wholesale equivalent revenues across the region in only five years, and serves as a model for how we plan to approach our American and Asian children's apparel initiatives.

We leveraged our learning from Europe and applied a similar formula to drive growth in Asia. Since re-acquiring the distribution rights to this region in early 2000, we have successfully integrated our Asian operations into Timberland's overall business systems and have driven substantial growth in high potential, under-penetrated markets like Japan — the world's largest consumer market for premium goods. At the same time, we continued to enhance Timberland's premium brand positioning throughout Asia through the addition of 14 company-owned retail doors. Building on this momentum last fall, we entered Korea, Asia's second largest footwear and apparel market.

We also expanded our presence closer to home, establishing a Canadian subsidiary to sell footwear directly, beginning in early 2003. We are excited by the opportunity to operate in a country that embodies the rugged outdoor spirit of the Timberland® brand.




Timberland

DRIVING OPERATIONAL AND FINANCIAL EXCELLENCE — A DISCIPLINED APPROACH


11.0%
12.7%
16.9%
13.8%
11.7%
1998 1999 2000 2001 2002

OPERATING MARGIN


3.2
3.7
4.0
4.2
4.6
1998 1999 2000 2001 2002

INVENTORY TURNS

DRIVING OPERATIONAL AND FINANCIAL EXCELLENCE — A DISCIPLINED APPROACH

Doing well and doing good start with keeping our promise to our customers. Timberland and our customers succeed when we deliver the right product to the right place at the right time. We are committed to flawless execution, because we believe that superior customer service will become a distinct and important differentiator for Timberland as the retail marketplace becomes increasingly competitive. To support our efforts to deliver world class customer service, we integrated our order management, customer service, distribution, and transportation functions into a single team charged with delivering best-of-class order fulfillment to our customers. We made similar changes to the back-end of our supply chain, organizing our product development, materials, planning, and sourcing groups into one team dedicated to managing complexity. In addition, we continued to look for ways to improve efficiencies in our supply chain, making meaningful reductions in lead-times in Timberland's Caribbean factories and significantly increasing our direct ship capabilities to customers.

We also made strides to reduce complexity throughout our supply chain, consolidating our supplier base in 2002, which enabled us to work closely with the best partners and to leverage their product development expertise. We also placed Timberland people on the ground near our sourcing partners' facilities — establishing a new footwear sourcing office in China and creating Timberland apparel offices in Europe, North America, and Hong Kong. These initiatives are designed to seamlessly integrate our design and development capabilities into our partners' operations so that we can deliver consistently higher quality products to customers. Finally, we enhanced the value-added services that we offer to our customers, such as labeling product for them in our factories and distribution centers, to make it easier to partner with Timberland.

Our focus on operational excellence has been a key driver of our strong returns, including one of the highest returns on invested capital in our industry. We have continued to optimize our working capital management, improving annualized inventory turns from 4.2 to 4.6 times and reducing days sales outstanding by 2 days to 33 days. Our exceptional cash management performance enabled the Company to end the year with $141 million in cash and no debt outstanding, and to generate $137 million in cash flow before share repurchases — the strongest annual cash flow generation in Timberland's history. We used $101 million to support our ongoing share repurchase program, buying back 2.8 million shares of the Company's Class A Common Stock. This focus on balance sheet and cash management provides a strong financial backbone for sustainable growth and continued healthy returns to our shareholders.


Timberland



BUILDING COMMUNITY — A COMMITMENT TO DOING WELL AND DOING GOOD



132,000
143,300
112,700
78,500
54,000
1998
1999
2000
2001
2002

CUMULATIVE COMMUNITY SERVICE HOURS

BUILDING COMMUNITY — A COMMITMENT TO DOING WELL AND DOING GOOD

Timberland's entire organization remains steadfast in our pledge that companies who do well should also do good. In 2002, many of our initiatives focused on incorporating the ethos of service in our product marketing and relationship building efforts with consumers and trade partners. To this end, we developed several programs designed to increase awareness and preference for Timberland® products while simultaneously delivering positive social and environmental impact. Our "Endless Possibilities" sweepstakes, for example, engaged customers and consumers in a day of service at the Inwood House, a New York City facility dedicated to helping young women achieve healthy adulthood, while our "Hot Zone" program connected the environment with the Timberland® brand through outdoor-oriented service events. We were also proud to participate in service initiatives designed by key customers and trade organizations, including Genesco's "Cold Feet, Warm Hearts" which provided new footwear to the homeless, and the Two/Ten International Footwear Foundation FFANY service event in Harlem. In addition, we continued our service and volunteerism efforts within our Company, hosting our 5th annual Serv-A-Palooza — a continuous 24 hours of service worldwide that engaged more than 2,200 Timberland employees and business partners to create positive change in more than 20 countries on 5 continents.

Our efforts to bridge doing well and doing good extend beyond Timberland to our sourcing partners through creative education programs that provide the workers making our products with training to enrich their lives. These programs are implemented with non-governmental and community organizations in Bangladesh, China, the Dominican Republic, and Vietnam and include topics such as labor law, reproductive health, HIV/AIDS, nutrition, and Timberland's Code of Conduct. Together with the organizations conducting these programs on-the-ground, we have been able to directly train more than 17,000 of our vendors' employees on these often basic but vital issues.

On the environmental front, we created a new retail store format that incorporates environmentally friendly materials, including rapidly renewable, recycled, and reclaimed wood products. We also made further progress in reducing solvent usage in the assembly of our footwear products. Finally, we continued to invest in improving energy efficiency in our facilities globally and began purchasing renewable electricity for our distribution center in the Netherlands.

We were honored with several awards in 2002 that illustrate the value of Timberland's community building initiatives. For our innovative Path of Service™ program, we received the Ron Brown Award for Corporate Leadership, the only Presidential Award recognizing companies for achievement in employee and community relations. We were also named one of *Fortune* magazine's Top 100 Employers for the 6th consecutive year. Honors such as these reaffirm our commitment to community, help us attract and retain a talented workforce, and reinforce our goal of becoming the reference brand for socially responsible companies.



LOOKING FORWARD — THE NEXT 30 YEARS

In 2003, Timberland celebrates the culmination of its first 30 years as an outdoor-inspired brand with a commitment to craftsmanship and community. Timberland® is the authentic outdoor brand, built on high quality, rugged, durable product that delivers against the expectations of our consumers. Over the past three decades we have nurtured a trust and relationship with our consumers, granting us permission to expand the reach of the Timberland® brand.

We are optimistic as we embark on our next 30 years, seeing enormous potential for growth of the Timberland brand, based on the strong and enduring appeal of the outdoors. The breadth of appeal of the Timberland brand has allowed us to create an increasingly diverse product portfolio that is one of our greatest assets. We remain committed to developing Timberland into a top global brand, to delivering strong financial results to our shareholders, and to setting the standard for community involvement and impact. At the same time, we will work to ensure that Timberland always represents the values that inspire people to achieve extraordinary things.

Sidney W. Swartz
Chairman

Jeffrey B. Swartz
President and Chief Executive Officer

TABLE OF CONTENTS

FINANCIAL REVIEW

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

Selected Statement of Income Data

(Dollars in Thousands, Except Per Share Data)

Years Ended December 31,	2002	2001	2000	1999	1998
Revenue	**$1,190,896**	$1,183,623	$1,091,478	$917,216	$862,168
Net income before extraordinary item and cumulative effect of change in accounting principle	**90,200**	106,741	124,124	75,247	59,156
Net income [1]	**95,113**	106,741	121,998	75,247	59,156
Earnings per share before extraordinary item and cumulative effect of change in accounting principle					
Basic	**$2.42**	$2.73	$3.09	$1.75	$1.29
Diluted	**$2.36**	$2.65	$2.91	$1.70	$1.26
Earnings per share after extraordinary item and cumulative effect of change in accounting principle					
Basic	**$2.55**	$2.73	$3.04	$1.75	$1.29
Diluted	**$2.49**	$2.65	$2.86	$1.70	$1.26

[1] In 2002, the Company recorded a $4,913 after-tax cumulative effect of change in accounting principle gain.
In 2000, the Company recorded a $2,126 after-tax extraordinary loss related to the early redemption of $100,000 in senior notes.

Selected Balance Sheet Data

(Dollars in Thousands)

December 31,	2002	2001	2000	1999	1998
Cash and equivalents	**$141,195**	$105,658	$114,852	$196,085	$151,889
Working capital	**286,027**	277,041	236,687	302,286	291,835
Total assets	**538,671**	504,612	476,311	493,311	469,467
Total long-term debt	-	-	-	100,000	100,000
Stockholders' equity	**372,785**	359,238	316,751	272,368	266,193

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discusses The Timberland Company's (the "Company") results of operations and liquidity and capital resources. The discussion, including known trends and uncertainties identified by management, should be read in conjunction with the consolidated financial statements and related notes.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to sales returns and allowances, realizability of outstanding accounts receivable, the carrying value of inventories, derivatives, other contingencies, impairment of assets and the provision for income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies are described in Note 1 to the Company's consolidated financial statements.

The Company has identified the following as critical accounting policies, based on the significant judgments and estimates used in determining the amounts reported in its consolidated financial statements:

Sales Returns and Allowances

The Company's revenue consists of sales to customers, license fees and royalties. Revenue is recognized either upon shipment of product to customers or, for retail customers, at point of sale. License fees and royalties are recognized when earned. The Company records reductions to revenue for estimated customer returns and allowances. The Company bases its estimates on historical rates of customer returns and allowances, as well as the specific identification of outstanding returns and allowances, which are known to the Company but which have not yet been received. The actual amount of customer returns or allowances, which is inherently uncertain, may differ from the Company's estimates. If the Company were to determine that increases or decreases to sales returns and allowances were appropriate, the Company would record either a reduction or increase to net sales in the period in which it made such a determination.

Accounts Receivable

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates potential losses primarily based upon the Company's historical rate of credit losses and its knowledge of the financial condition of its customers. Historically, losses have been within the Company's expectations. If the financial condition of the Company's customers were to change, adjustments may be required to these estimates. Furthermore, the Company provides for estimated losses resulting from disputes which arise with respect to the gross carrying value of its receivables and the amounts which customers estimate are owed to the Company. The settlement or resolution of these differences could result in future changes to these estimates. If the Company were to determine that increases or decreases to the allowance for doubtful accounts were appropriate, the Company would record either an increase or decrease to selling expense in the period the Company made such a determination.

Inventory Valuation

The Company values its inventory at the lower of cost (first-in, first-out) or market. Market value is estimated based upon assumptions made about future demand and retail market conditions. If the Company were to determine that the estimated market value of its inventory is less than the carrying value of such inventory, the Company would provide a reserve for such difference as a charge to cost of sales. If actual market conditions are more or less favorable than those projected by the Company, adjustments to those inventory reserves may be required. The adjustments would decrease or increase the Company's cost of sales and net income in the period in which they were realized or recorded.

Derivatives

The Company is routinely subject to currency rate movements on non-U.S. dollar denominated assets, liabilities and income as the Company purchases and sells goods in local currencies. Derivative instruments, specifically forward contracts, are used by the Company in its hedging of forecasted foreign currency transactions. The

Company uses its operating budget and periodic forecasts to estimate its future economic exposure and to determine the appropriate levels and timing of its related hedging transactions. The Company closely monitors its foreign currency exposure and adjusts its hedge positions accordingly. By their very nature, the Company's estimates of anticipated transactions may fluctuate over time and may vary from the ultimate transactions (see Note 2). Future operating results may be impacted by adjustments to these estimates.

Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company records contingent liabilities resulting from claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. The Company believes that its contingent liabilities adequately reserve for any pending legal proceedings or claims. However, if actual or estimated probable future losses exceed, or are less than, the recorded liability for such claims, the Company would record an adjustment during the period in which the actual loss or change in estimate occurred.

Long-lived Assets

When events or circumstances indicate that the carrying value of a long-lived asset may be impaired, the Company estimates the future undiscounted cash flows to be derived from the asset to determine whether or not a potential impairment exists. If the carrying value exceeds the estimate of future undiscounted cash flows, an impairment is calculated as the excess of the carrying value of the asset over the estimate of its fair market value. The Company estimates future undiscounted cash flows using assumptions about expected future operating performance. Those estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, or changes to business operations. For fiscal 2002, other than immaterial retail store closing charges, no significant impairment related to the carrying value of the Company's long-lived assets has been recorded.

Goodwill

The Company is required to test its goodwill for impairment at least on an annual basis. That test requires that the fair value of a reporting unit is compared with its carrying amount, including goodwill. The Company establishes fair value by calculating the present value of the future cash flows of the reporting unit. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows. Those estimates of cash flows may differ from actual cash flows. For fiscal 2002, there was no impairment of the Company's goodwill.

Income Taxes

The Company generates deferred tax assets and liabilities based upon book to tax differences. The carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions to realize the value of these assets. If the Company is unable to generate sufficient future taxable income in these jurisdictions, an adjustment may be required in the net carrying value of the deferred tax assets, which would result in additional income tax expense in the Company's consolidated statements of income. Management evaluates the realizability of the deferred tax assets and assesses the need for any valuation adjustment quarterly.

On an interim basis, the Company estimates what the effective tax rate will be for the full fiscal year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the fiscal year progresses, that estimate is continually refined based upon actual events and earnings by jurisdiction during the year. This continual estimation process periodically results in a change to the expected effective tax rate for the fiscal year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision equals the expected annual rate (see Note 12).

Results of Operations

(Amounts in Thousands, Except Per Share Data)

Years Ended December 31,	2002		2001		2000	
Revenue	**$1,190,896**	**100.0%**	$1,183,623	100.0%	$1,091,478	100.0%
Gross profit	**518,286**	**43.5**	520,775	44.0	508,512	46.6
Operating expense	**379,461**	**31.9**	357,682	30.2	324,340	29.7
Operating income	**138,825**	**11.7**	163,093	13.8	184,172	16.9
Interest expense	**884**	**0.1**	1,560	0.1	5,648	0.5
Other, net	**(828)**	**0.1**	(196)	0.0	(8,128)	0.7
Net income before extraordinary item and cumulative effect of change in accounting principle	**90,200**	**7.6**	106,741	9.0	124,124	11.4
Extraordinary item - loss on debt extinguishment, net of tax benefit of $1,071	**-**	**-**	-	-	(2,126)	(0.2)
Cumulative effect of change in accounting principle	**4,913**	**0.4**	-	-	-	-
Net income	**$ 95,113**	**8.0**	$ 106,741	9.0	$ 121,998	11.2
Earnings per share before extraordinary item and cumulative effect of change in accounting principle						
Basic	**$2.42**		$2.73		$3.09	
Diluted	**$2.36**		$2.65		$2.91	
Earnings per share after extraordinary item and cumulative effect of change in accounting principle						
Basic	**$2.55**		$2.73		$3.04	
Diluted	**$2.49**		$2.65		$2.86	
Weighted-average shares outstanding						
Basic	**37,208**		39,043		40,119	
Diluted	**38,142**		40,247		42,647	

Revenue

Overview

Revenue increased to $1,190.9 million in 2002, from $1,183.6 million in 2001 and $1,091.5 million in 2000. This represents an increase of 0.6% in 2002 and an 8.4% increase in 2001, each compared with the prior year.

In 2002, compared with 2001, domestic revenue, which comprised 66.0% of the Company's business, declined 5.8%. This decline, which occurred primarily in the wholesale boot business, reflects the steps the Company has taken to control supply in order to position for future growth. The mix impact of the boot decline adversely impacted the Company's average selling prices. Additionally, U.S. Consumer Direct revenue declined 6.5%, in part due to aggressive promotions by competitors and the overall weakness in the U.S. retail climate. Offsetting these declines domestically, the U.S. wholesale apparel business increased by 9.2%. Internationally, revenue increased 16.0%, primarily due to Europe's growth across all products, channels and markets. Additionally, the increased strength of the euro, in relation to the dollar, resulted in revenue improvement related to foreign exchange. Asia had mid single-digit growth for the year.

In 2001, compared with 2000, domestic revenue, which comprised 70.5% of the Company's business, increased 6.0%. This increase occurred primarily in the wholesale boot business and reflected a strong first-half performance. In the second half of 2001, softness in U.S. market conditions and a negative impact from the Company's disciplined approach to the management of the boot business led to a lesser increase in boot revenue than in the first-half of 2001. That impacted sales allowances and affected product mix, reducing wholesale footwear average selling prices for the year, compared with 2000. In apparel and accessories, the domestic wholesale business had strong performance, with a 24.9% revenue improvement over 2000. U.S. Consumer Direct revenue increased 2.2% in 2001, compared with 2000. Although unit volumes increased in both footwear and apparel and accessories, average selling prices declined, primarily as a result of the Company's focus on managing inventory levels and, to a lesser degree, product mix, both in part resulting from the soft U.S. market conditions. Internationally, the 14.7% revenue increase reflected increases in apparel and accessories and footwear across all channels and markets. These increases were partially offset by a negative impact from the euro weakening in relation to the dollar, when compared with 2000.

Segments

The Company has three reportable business segments (see Note 15): U.S. Wholesale, U.S. Consumer Direct (formerly U.S. Retail-commencing in 2001, U.S. Consumer Direct includes the Company's e-commerce business) and International. Domestic revenue, comprised of the U.S. Wholesale and U.S. Consumer Direct segments, amounted to $785.7 million in 2002, $834.2 million in 2001 and $787.0 million in 2000, or 66.0%, 70.5% and 72.1% of total revenue for each of the three years, respectively. U.S. Wholesale segment revenue decreased to $595.2

million in 2002, from $630.6 million in 2001, and increased from $587.7 million in 2000. This represents a decrease of 5.6% in 2002, compared with 2001, primarily due to footwear average selling prices, resulting from the mix of product sold, primarily reflecting a reduction in boot revenue, driven by the steps that the Company has taken to control the supply of boot products in order to position the boot business for future growth. Additionally, the Company experienced increased off-price sales in a difficult retail market. The increase of 7.3% in 2001, compared with 2000, was primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales. The increases in 2001, compared with 2000, were partially offset by a reduction in footwear average selling prices, primarily due to sales and allowances and, to a lesser degree, product mix.

U.S. Consumer Direct segment revenue decreased to $190.4 million in 2002, from $203.6 million in 2001 and $199.3 million in 2000. This represents a decrease of 6.5% in 2002, compared with 2001. The decrease was primarily due to a reduction in apparel and accessories unit sales, in part due to aggressive promotions by competitors and overall weakness in the U.S. retail climate. Given the economic conditions in the U.S., the Company intends to control store growth in its U.S. retail business and focus on enhancing returns at current locations. U.S. Consumer Direct segment revenue increased 2.2% in 2001, compared with 2000, primarily due to footwear unit sales and, to a lesser degree, apparel and accessories unit sales, primarily offset by a reduction in average selling prices. This reduction in average selling prices was primarily the result of the Company's effort to manage inventory levels and, to a lesser degree, mix of product sold. Comparable domestic store sales decreased 8.5% in 2002, compared with 2001, and decreased 4.5% in 2001, compared with 2000.

International segment revenue increased to $405.2 million in 2002, from $349.4 million in 2001 and $304.5 million in 2000. This represents an increase of 16.0% in 2002, compared with 2001, and 14.7% in 2001, compared with 2000. The increase in 2002, compared with 2001, was primarily due to European footwear and, to a lesser degree, apparel and accessories unit volume increases across all channels and markets, most predominantly in wholesale, and to the impact of foreign exchange. Asia had mid single-digit growth for the year. The increase in 2001, compared with 2000, was due to unit volume increases in apparel and accessories and footwear across all channels, partially offset by the impact of foreign exchange. On a constant dollar basis, which restates current year revenue at prior year foreign exchange rates, International segment revenue increased 12.3% in 2002 and 19.6% in 2001, each compared to the prior year.

Products

Worldwide footwear revenue was $888.6 million in 2002, $898.7 million in 2001 and $838.0 million in 2000. This represents a decrease of 1.1% in 2002 and an increase of 7.2% in 2001, each compared with the prior year. The revenue decrease in 2002, compared with 2001, was primarily related to lower U.S. Boot revenue, which contributed to an overall reduction in U.S. Wholesale average selling prices, as discussed previously, partially offset by increased unit sales in worldwide wholesale and International retail and, to a lesser degree, the impact of foreign exchange. By product, the decrease was primarily attributable to unit volume declines in U.S. Wholesale Boots and, to a lesser degree, Outdoor Performance. These decreases were partially offset by revenue increases in worldwide Kids', Women's casual and the Timberland PRO™ series. The revenue increase in 2001, compared with 2000, was primarily due to U.S. Wholesale unit sales and, to a lesser degree, International wholesale unit sales. These increases were partially offset by a decline in average selling prices, primarily due to sales allowances and, to a lesser degree, product mix and the impact of foreign exchange. By product, the increase in 2001 was primarily attributable to unit volume growth in U.S. Wholesale Boots and, to a lesser degree, Kids', the Timberland PRO™ series, Boots within U.S. Consumer Direct and European Men's casual. These increases were partially offset by revenue declines in worldwide Outdoor Performance and domestic Men's casual. Worldwide footwear revenue represented 75.6%, 76.8% and 77.5% of total product revenue in 2002, 2001 and 2000, respectively.

Revenue attributable to apparel and accessories was $287.4 million in 2002, $272.0 million in 2001 and $242.9 million in 2000. The revenue increase of 5.7% in 2002, compared with 2001, was primarily due to unit volume growth in Europe and, to a lesser degree, the impact of foreign exchange, partially offset by the unit volume decline in the U.S. Consumer Direct segment, as discussed previously. The revenue increase of 12.0% in 2001, compared with 2000, reflects double-digit increases in worldwide wholesale and, to a lesser degree, International retail. These increases were partially offset by a reduction in U.S. Consumer Direct average selling prices and, to a lesser degree, the impact of foreign exchange. The reduction in average selling prices was primarily due to product mix and to markdowns related to inventory control efforts. Worldwide apparel and accessories revenue represented 24.4%, 23.2% and 22.5% of total product revenue in 2002, 2001 and 2000, respectively.

Channels

Worldwide wholesale revenue was $886.8 million in 2002, $879.1 million in 2001 and $810.8 million in 2000. This represents an increase of 0.9% in 2002 and 8.4% in 2001, each compared with the prior year. The increase in 2002, compared with 2001, was primarily due to worldwide footwear and, to a lesser degree, International apparel and accessories unit sales and the impact of foreign exchange. These increases were primarily offset by the decline in U.S. Wholesale footwear average selling prices, as discussed previously. Both domestic and International footwear and apparel and accessories wholesale businesses increased in 2001, compared with the prior year. The increase in footwear was primarily due to U.S. Wholesale footwear unit volume increases, partially offset by a decline in average selling prices primarily due to sales allowances and, to a lesser degree, product mix. The increase in apparel and accessories wholesale revenue was primarily due to European and U.S. Wholesale unit volumes.

Worldwide revenue from Company-operated specialty and factory outlet stores, along with the Company's e-commerce business, was $304.1 million in 2002, $304.6 million in 2001 and $280.7 million in 2000. This represents a decrease of 0.1% in 2002 and an increase of 8.5% in 2001, each compared with the prior year. The decrease in 2002, compared with 2001, was primarily due to U.S. Consumer Direct apparel and accessories unit sales, as discussed previously, partially offset by increased International footwear and apparel and accessories unit volumes and, to a lesser degree, the impact of foreign exchange. The Company intends to control store growth in its U.S. retail business and to focus on enhancing returns at current locations. The increase in revenue in 2001, compared with 2000, was primarily due to footwear and, to a lesser degree, apparel and accessories unit volumes, partially offset by lower domestic average selling prices and the impact of foreign exchange. These increases were partially due to the addition of new retail locations. Worldwide retail revenue represented 25.5%, 25.7% and 25.7% of total revenue in 2002, 2001 and 2000, respectively. Worldwide, the Company opened 27 stores and closed 9 stores in 2002, opened 22 stores and closed 7 stores in 2001 and opened 27 stores and closed 3 stores in 2000.

Gross Profit

Gross profit as a percentage of revenue was 43.5% in 2002, 44.0% in 2001 and 46.6% in 2000. The decrease in 2002, compared with 2001, was primarily due to a 0.8 percentage point year over year impact of foreign currency hedging, a 0.7 percentage point impact of increased U.S. Wholesale footwear off-price sales and a 0.5 percentage point impact of incremental transportation costs related to the U.S. west coast port work stoppage during the fourth quarter of 2002. These were partially offset by a 0.5 percentage point impact from leather cost decreases and other cost reductions. At current levels, the Company expects recent improvements in foreign exchange rates to yield incremental benefits in 2003. The decrease in margin percentage in 2001, compared with 2000, was primarily due to increases in leather costs, U.S. Wholesale footwear sales returns and allowances and pressure from foreign exchange declines. Each lowered the gross margin rate by approximately 1.1 percentage points. These declines in gross margin were partially offset by the impact of mix and other cost reductions. The Company continues to review, develop and implement cost efficiencies across the supply chain in its efforts to improve gross margins.

Operating Expense

Operating expense was $379.5 million, or 31.9% of revenue in 2002, $357.7 million, or 30.2% of revenue in 2001 and $324.3 million, or 29.7% of revenue in 2000. The 6.1% increase in operating expense in 2002, compared with 2001, was primarily due to incentive compensation related charges (see Note 13), investment in the Company's International business, the impact of foreign exchange and other costs related to company-wide activities. Going forward, the Company expects that its initiatives to grow the International and U.S. Wholesale apparel businesses, as well as support for the Company's global brand initiatives, will likely drive expense increases at or above the rate of revenue growth. The 10.3% increase in operating expense in 2001, compared with 2000, was primarily due to investments in key growth drivers such as the expansion of the Company's Asian business, the expansion of its domestic retail business and additional sales and marketing efforts.

Operating Income

Operating income, which is pretax earnings before interest expense and other, net, was $138.8 million in 2002, $163.1 million in 2001 and $184.2 million in 2000. As a percentage of revenue, operating income was 11.7% in 2002, 13.8% in 2001 and 16.9% in 2000. The Company is targeting modest improvement in operating margins in 2003, excluding comparisons to the one-time U.S. west coast port work stoppage impact, as discussed previously.

Segment operating income decreased in the U.S. Wholesale segment in 2002, compared with 2001. The decrease was primarily driven by a 6.5% decrease in footwear revenue, as discussed previously, on a 0.7 percentage point decrease in gross margin rates, primarily due to increased off-price sales, and an increase in operating expense rates. This decrease was partially offset by improved performance in apparel revenue, gross margin rates and operating expense rates. In the U.S. Consumer Direct segment, although revenue decreased 6.5%, improved gross margin rates generated an 8.2% increase in operating income. These improvements reflect benefits from proactive strategies to improve margins through reduced discounting and lower product costs. In the International segment, a 12.3% constant dollar revenue increase, primarily attributable to European performance, along with improved gross margin and expense rates, drove the 26.1% improvement in operating income. This performance was partially offset by the year over year impact of foreign currency hedging. The increase in the Unallocated Corporate operating loss was primarily due to incentive compensation related charges and other costs incurred in support of company-wide activities.

Segment operating income decreased in the domestic segments in 2001 and improved in the International segment, compared with the prior year. In the U.S. Wholesale segment, mid single-digit revenue increases in footwear were offset by lower gross margin rates, as discussed previously, and higher expense rates, which reduced operating income by 3.0%, compared with the prior year. In the U.S. Consumer Direct segment, a 2.2% increase in revenue, combined with a decrease in gross margin rates and an increase in operating expense rates, lowered operating income by 21.1%, compared with the prior year. Internationally, segment operating income increased by 5.1% over the prior year. This increase was primarily due to improved gross margin dollars on double-digit increases in apparel and accessories and footwear revenue and, to a lesser degree, improved operating expense rates. The increase in the Unallocated Corporate operating loss in 2001, compared with 2000, was primarily due to increased marketing and other costs incurred in support of company-wide activities.

Interest, Other, net and Taxes

Interest expense, which is comprised of fees related to the establishment and maintenance of the Company's revolving credit facility plus interest paid on short-term borrowings and interest on long-term debt, was $0.9 million in 2002, compared with $1.6 million in 2001 and $5.6 million in 2000. The decrease in interest expense in 2002, compared with 2001, was due to lower average borrowings at lower interest rates. In 2001, the decrease in interest expense was primarily due to the prepayment of the $100.0 million senior notes in 2000 (see Note 6).

Other, net includes interest income of $1.0 million in 2002, $1.2 million in 2001 and $4.9 million in 2000. Interest income in 2002 reflects lower average interest rates but higher average investments than in 2001. The decrease in interest income in 2001, compared with 2000, reflects lower cash balances resulting from the prepayment of the senior notes in 2000 and the generation of lower cash flow from operations in 2001, compared with 2000. Other, net in 2001 includes the negative impact of foreign exchange and, in 2000, reflects the receipt of $5.1 million from the Company's former Asian distributor (see Note 5).

The effective income tax rate was 35.0% in 2002, 34.0% in 2001 and 33.5% in 2000. The increase in the rate is primarily due to a combination of a federal tax law change, which reduced the tax benefits associated with the Company's Puerto Rico operations and to U.S. federal tax exempt Puerto Rico income comprising a lower percentage of consolidated income. For an analysis of the effective tax rate, see the "Income Taxes" note (Note 12) to the Company's consolidated financial statements.

The Company believes that inflation has not had a significant impact on the Company's operations over the past three years.

Liquidity and Capital Resources

Cash generated by operations amounted to $137.9 million in 2002, $88.9 million in 2001 and $141.3 million in 2000. The increase in cash generated in 2002, compared with 2001, was primarily due to a higher level of expense accruals and a lower receivable balance, net of the impact of foreign exchange. The increase in accruals was primarily due to incentive compensation accruals being at approximately 2000 levels, in comparison to low 2001 levels, and, to a lesser degree, accrued hedging contract losses in 2002 whose trades had not settled, compared with receivable balances in previous years, and higher cooperative advertising activity. These increases in cash were partially offset by lower earnings in 2002, compared with the prior years. In 2001, compared with 2000, higher working capital, primarily from decreases in accounts payable and accrued expense, and lower earnings were the principal causes of the reduction in cash generated by operations. The reduction in accounts payable was primarily due to the timing of receipt and payment of inventory in the fourth quarter of 2001, compared with 2000, while the reduction in accrued expense primarily reflects lower compensation related accruals, compared with the prior year. In 2001, compared with 2000, the increase in receivables primarily reflects sales timing changes in the U.S., as retailers ordered closer to need, as well as some erosion in collections. Inventory position improved in 2001, compared with 2000, as a result of disciplined inventory management in the challenging U.S. market.

Inventory turns were 4.6 times in 2002, compared with 4.2 times in 2001 and 4.0 times in 2000. Days sales outstanding at December 31, 2002 were 33 days, compared with 35 days at December 31, 2001 and 29 days at December 31, 2000. Wholesale days sales outstanding were 43 days, 44 days and 32 days at the end of 2002, 2001 and 2000, respectively.

Net cash used by investing activities amounted to $17.6 million in 2002, $24.6 million in 2001 and $32.4 million in 2000. Of the net cash used by investing activities, capital expenditures were $17.9 million in 2002, $22.4 million in 2001 and $35.4 million in 2000. A majority of capital expenditures during the three years ended December 31, 2002, 2001 and 2000 were for retail store additions and building improvements, transportation and distribution equipment, manufacturing machinery and equipment and information system enhancements. In 2000, the acquisition of the Asian subsidiaries generated $5.2 million of cash (see Note 5).

During 2002, 2001 and 2000, net cash used in financing activities amounted to $88.7 million, $71.9 million and $188.5 million, respectively. In 2002, 2001 and 2000, $101.2 million, $80.4 million and $101.7 million was used to repurchase outstanding shares of the Company's Class A Common Stock, respectively. Financing activities in 2001 include costs related to the establishment of the Company's new revolving credit facility. On May 3, 2001, the Company entered into a new, unsecured committed revolving credit agreement (the "Agreement") with a group of banks, effective until May 3, 2004. The Agreement provides for $200.0 million of committed borrowings, of which up to $125.0 million may be used for letters of credit (see Note 7). Financing activities in 2000 include the prepayment of $100.0 million in senior notes. The extraordinary item associated with this debt prepayment is included in financing activities (see Note 6). The Company had no outstanding debt at December 31, 2002, 2001 and 2000.

As of December 31, 2002, 2001 and 2000, the Company had letters of credit outstanding of $23.0 million, $39.0 million and $56.0 million, respectively. All were issued for the purchase of inventory.

The Company has the following off-balance sheet contractual obligations due by period:
(Dollars in Millions)

December 31, 2002	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Operating leases (see Note 14)	134.6	27.9	43.5	27.2	36.0
Total	$134.6	$27.9	$43.5	$27.2	$36.0

The Company has the following off-balance sheet commercial commitments by expiration period:
(Dollars in Millions)

December 31, 2002	Total Amounts Committed	Less Than 1 Year	1-3 Years*	4-5 Years	After 5 Years
Lines of credit	$ -	$ -	$ -	$ -	$ -
Letters of credit	23.0	23.0	-	-	-
Hedging contracts (see Note 2)	152.3	126.7	25.6	-	-
Total	$175.3	$149.7	$25.6	$ -	$ -

The Company uses funds from operations and unsecured revolving and committed lines of credit as the primary sources of financing for its seasonal and other working capital requirements. Long-term debt, if required, is generally used to finance long-term investments. The Company's principal risks to these sources of financing are the impact on the Company's financial condition from economic downturns, a decrease in the demand for the Company's products, increases in the prices of raw materials and a variety of other factors. The Company anticipates that capital requirements for 2003 will be met through the use of its current cash balances, through its existing credit facilities (which places certain limitations on additional debt, stock repurchases, acquisitions and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants) and through cash flow from operations, without the need for additional permanent financing. However, if the need arises, the Company's ability to obtain any additional credit facilities will depend upon prevailing market conditions, the Company's financial condition and the terms and conditions of such additional facilities.

New Accounting Pronouncements

A discussion of new accounting pronouncements is included in the "Summary of Significant Accounting Policies" note (Note 1) to the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, the financial position and results of operations of the Company are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets, liabilities and income. The Company regularly assesses these risks and has established policies and business practices that should result in an appropriate level of protection against the adverse effect of these and other potential exposures.

The Company utilizes cash from operations and U.S. dollar denominated borrowings to fund its working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements and long-term debt, if required, is generally used to finance long-term investments. In addition, derivative instruments are used by the Company in its hedging of foreign currency transactions. These debt instruments and derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. Cash balances are invested in high-grade securities with terms under three months.

The Company has available unsecured committed and uncommitted lines of credit as sources of financing for its working capital requirements. Borrowings under these credit agreements bear interest at variable rates based on either lenders' cost of funds, plus an applicable spread, or prevailing money market rates. At December 31, 2002, December 31, 2001 and December 31, 2000, the Company had no short-term or long-term debt outstanding.

The Company's foreign currency exposure is generated primarily from its European operating subsidiaries and, to a lesser degree, its Asian operating subsidiaries. The Company seeks to minimize the impact of these foreign currency fluctuations by hedging the related transactions with foreign currency forward contracts. Currently, these foreign currency forward contracts will expire in 15 months or less. Based upon sensitivity analysis as of December 31, 2002, a 10% change in foreign exchange rates would cause the fair value of the Company's financial instruments to increase/decrease by approximately $16.6 million, compared with $12.3 million at December 31, 2001. The increase at December 31, 2002 is primarily due to the amount of foreign currency contracts held at December 31, 2002, compared with December 31, 2001.

Euro

Effective January 1, 1999, the European Monetary Union created a single currency, the euro, for its member countries. A transition period, from January 1, 1999 through December 31, 2001, allowed the member countries to methodically eliminate their local currencies and to convert to the euro. As of December 31, 2001, the Company was completely euro compliant. The Company has monitored, and will continue to monitor, the euro conversion. The Company has not experienced any material business disruptions as a result of the euro conversion.

Forward-looking Information

As discussed in Exhibit 99.3, entitled "Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995," investors should be aware of factors that could affect the Company's actual results and could cause such results to differ materially from those contained in forward-looking statements made by or on behalf of the Company. These factors include, but are not limited to: (i) the Company's ability to successfully market and sell its products in view of changing consumer trends, consumer acceptance of products, and other factors affecting retail market conditions, including the current U.S. economic environment and the global economic and political uncertainties resulting from the continuing war on terrorism; (ii) the Company's ability to manage its foreign exchange rate risks; (iii) the Company's ability to obtain adequate raw materials at competitive prices; (iv) the Company's ability to successfully invest in its infrastructure and product based upon its advance sales forecasts; (v) the Company's ability to locate and retain independent manufacturers to produce lower cost, high-quality products with rapid turnaround times; (vi) the Company's ability to recover its investment in, and expenditures of, its retail organization through adequate sales at such retail locations; and (vii) the Company's ability to respond to actions of the Company's competitors, some of whom have substantially greater resources than those of the Company. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Quarterly Market Information and Related Matters

The Company's Class A Common Stock is traded on the New York Stock Exchange under the symbol TBL. There is no market for shares of the Company's Class B Common Stock; however, shares of Class B Common Stock may be converted into shares of Class A Common Stock on a one-for-one basis and will automatically be converted upon any transfer (except for estate planning transfers and transfers approved by the Board of Directors).

The following table presents the high and low closing sales prices of the Company's Class A Common Stock for the past two years, as reported by the New York Stock Exchange.

	2002		2001	
	High	Low	High	Low
First Quarter	**$42.25**	**$31.59**	$73.25	$49.20
Second Quarter	**45.89**	**35.16**	52.10	38.70
Third Quarter	**38.89**	**31.98**	41.50	26.15
Fourth Quarter	**38.99**	**27.07**	38.25	26.84

As of February 21, 2003, the number of record holders of the Company's Class A Common Stock was approximately 830 and the number of record holders of the Company's Class B Common Stock was 7. The closing sales price of the Company's Class A Common Stock on February 21, 2003 was $38.26 per share.

The Company has never declared a dividend on either the Company's Class A or Class B Common Stock. In addition, the Company's ability to pay cash dividends is limited pursuant to loan agreements (see notes to the Company's consolidated financial statements).

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2001
(Amounts in Thousands, Except Share and Per Share Data)

	2002	2001
ASSETS		
Current assets		
Cash and equivalents	**$141,195**	$105,658
Accounts receivable, net of allowance for doubtful accounts of $7,487 in 2002 and $5,934 in 2001	**132,110**	132,751
Inventory	**122,417**	127,172
Prepaid expense	**21,493**	17,093
Deferred income taxes	**24,568**	19,822
Derivative assets	-	3,047
Total current assets	**441,783**	405,543
Property, plant and equipment	**176,415**	166,365
Less accumulated depreciation and amortization	**(103,045)**	(90,157)
Net property, plant and equipment	**73,370**	76,208
Excess of cost over fair value of net assets acquired, net	**14,163**	14,163
Intangible assets	**3,732**	3,456
Other assets, net	**5,623**	5,242
Total assets	**$538,671**	$504,612
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 33,678**	$ 40,637
Accrued expense		
Payroll and related	**39,879**	23,918
Other and interest	**49,551**	42,611
Income taxes payable	**20,134**	21,336
Derivative liabilities	**12,514**	-
Total current liabilities	**155,756**	128,502
Deferred compensation	**3,072**	2,610
Deferred income taxes	**7,058**	9,349
Excess of fair value of acquired assets over cost, net	-	4,913
Stockholders' equity		
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued	-	-
Class A Common Stock, $.01 par value (1 vote per share); 120,000,000 shares authorized; 41,518,667 shares issued at December 31, 2002 and 40,487,893 shares issued at December 31, 2001	**415**	405
Class B Common Stock, $.01 par value (10 votes per share); convertible into Class A shares on a one-for-one basis; 20,000,000 shares authorized; 7,561,185 shares issued at December 31, 2002 and 7,911,185 shares issued at December 31, 2001	**76**	79
Additional paid-in capital	**142,883**	125,648
Deferred compensation	**(3,078)**	(3,226)
Retained earnings	**605,826**	510,713
Accumulated other comprehensive income/(loss)	**(9,837)**	(9,372)
Treasury stock at cost; 12,773,521 Class A shares at December 31, 2002 and 10,064,847 Class A shares at December 31, 2001	**(363,500)**	(265,009)
Total stockholders' equity	**372,785**	359,238
Total liabilities and stockholders' equity	**$538,671**	$504,612

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000
(Amounts in Thousands, Except Per Share Data)

	2002	2001	2000
Revenue	**$1,190,896**	$1,183,623	$1,091,478
Cost of goods sold	**672,610**	662,848	582,966
Gross profit	**518,286**	520,775	508,512
Operating expense			
Selling	**306,962**	291,953	258,081
General and administrative	**72,499**	64,644	65,129
Amortization of goodwill	**-**	1,085	1,130
Total operating expense	**379,461**	357,682	324,340
Operating income	**138,825**	163,093	184,172
Other expense/(income)			
Interest expense	**884**	1,560	5,648
Other, net	**(828)**	(196)	(8,128)
Total other expense/(income)	**56**	1,364	(2,480)
Income before income taxes	**138,769**	161,729	186,652
Provision for income taxes	**48,569**	54,988	62,528
Net income before extraordinary item and *cumulative effect of change in accounting principle*	**$ 90,200**	$ 106,741	$ 124,124
Extraordinary item - loss on debt extinguishment, net of tax benefit of $1,071 (see Note 6)	**-**	-	(2,126)
Cumulative effect of change in accounting principle	**4,913**	-	-
Net income	**$ 95,113**	$ 106,741	$ 121,998
Earnings per share before extraordinary item and cumulative effect of change in accounting principle			
Basic	**$2.42**	$2.73	$3.09
Diluted	**$2.36**	$2.65	$2.91
Earnings per share after extraordinary item and cumulative effect of change in accounting principle			
Basic	**$2.55**	$2.73	$3.04
Diluted	**$2.49**	$2.65	$2.86
Weighted-average shares outstanding			
Basic	**37,308**	39,043	40,119
Diluted	**38,142**	40,247	42,647

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Comprehensive Income	Total Stockholders' Equity
Balance, January 1, 2000	$187	$47	$ 82,755	$(3,658)	$282,209	$(4,151)	$ (85,021)		$272,368
Issuance of shares under employee stock plans	17	(9)	14,401	(404)	-	-	950		14,955
Amortization of deferred compensation	-	-	-	799	-	-	-		799
Loan on restricted stock issuance	-	-	-	(1,110)	-	-	-		(1,110)
Repurchase of common stock	-	-	-	-	-	-	(101,718)		(101,718)
Tax benefit from stock option plans	-	-	12,600	-	-	-	-		12,600
2-for-1 stock split	194	41	-	-	(235)	-	-		-
Comprehensive income:									
Net income	-	-	-	-	121,998	-	-	$121,998	121,998
Translation adjustment	-	-	-	-	-	(3,141)	-	(3,141)	(3,141)
Comprehensive income	-	-	-	-	-	-	-	$118,857	-
Balance, December 31, 2000	398	79	109,756	(4,373)	403,972	(7,292)	(185,789)		316,751
Issuance of shares under employee stock plans	7	-	8,222	-	-	-	1,152		9,381
Amortization of deferred compensation	-	-	-	822	-	-	-		822
Reduction in loan on restricted stock	-	-	-	325	-	-	-		325
Repurchase of common stock	-	-	-	-	-	-	(80,372)		(80,372)
Tax benefit from stock option plans	-	-	7,670	-	-	-	-		7,670
Comprehensive income:									
Net income	-	-	-	-	106,741	-	-	$106,741	106,741
Translation adjustment	-	-	-	-	-	(3,924)	-	(3,924)	(3,924)
Derivative transition adjustment	-	-	-	-	-	577	-	577	577
Change in fair value of derivatives, net of taxes	-	-	-	-	-	1,267	-	1,267	1,267
Comprehensive income	-	-	-	-	-	-	-	$104,661	-
Balance, December 31, 2001	**405**	**79**	**125,648**	**(3,226)**	**510,713**	**(9,372)**	**(265,009)**		**359,238**
Issuance of shares under employee stock plans	**10**	**(3)**	**11,024**	**(1,428)**	-	-	**2,683**		**12,286**
Amortization of deferred compensation	-	-	-	**1,314**	-	-	-		**1,314**
Reduction in loan on restricted stock	-	-	-	**262**	-	-	-		**262**
Repurchase of common stock	-	-	-	-	-	-	**(101,174)**		**(101,174)**
Tax benefit from stock option plans	-	-	**6,211**	-	-	-	-		**6,211**
Comprehensive income:									
Net income	-	-	-	-	**95,113**	-	-	**$ 95,113**	**95,113**
Translation adjustment	-	-	-	-	-	**9,013**	-	**9,013**	**9,013**
Change in fair value of derivatives, net of taxes	-	-	-	-	-	**(9,478)**	-	**(9,478)**	**(9,478)**
Comprehensive income	-	-	-	-	-	-	-	**$ 94,648**	-
Balance, December 31, 2002	**$415**	**$76**	**$142,883**	**$(3,078)**	**$605,826**	**$(9,837)**	**$(363,500)**		**$372,785**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in Thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 95,113**	$106,741	$121,998
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	**(954)**	(5,104)	137
Depreciation and amortization	**22,503**	22,107	19,291
Loss/(gain) on disposal of property, plant and equipment	**1,836**	664	(131)
Extraordinary item	**-**	-	2,126
Cumulative effect of change in accounting principle	**(4,913)**	-	-
Tax benefit from stock option plans	**6,211**	7,670	12,600
Increase/(decrease) in cash from changes in working capital:			
Accounts receivable	**7,150**	(29,574)	(24,419)
Inventory	**6,313**	3,772	(10,479)
Prepaid expense	**(3,279)**	(3,706)	(1,104)
Accounts payable	**(11,088)**	(7,264)	14,120
Accrued expense	**20,548**	(8,919)	7,681
Income taxes	**(1,546)**	2,496	(507)
Net cash provided by operating activities	**137,894**	88,883	141,313
Cash flows from investing activities:			
Acquisition of Asian distributor business	**-**	-	5,237
Additions to property, plant and equipment	**(17,930)**	(22,428)	(35,444)
Other, net	**291**	(2,174)	(2,169)
Net cash used by investing activities	**(17,639)**	(24,602)	(32,376)
Cash flows from financing activities:			
Extinguishment of debt	**-**	-	(100,000)
Extraordinary item	**-**	-	(2,126)
Establishment of new revolving credit facility	**-**	(919)	-
Common stock repurchases	**(101,174)**	(80,372)	(101,718)
Issuance of common stock	**12,478**	9,381	15,359
Net cash used by financing activities	**(88,696)**	(71,910)	(188,485)
Effect of exchange rate changes on cash	**3,978**	(1,565)	(1,685)
Net increase/(decrease) in cash and equivalents	**35,537**	(9,194)	(81,233)
Cash and equivalents at beginning of year	**105,658**	114,852	196,085
Cash and equivalents at end of year	**$141,195**	$105,658	$114,852
Supplemental disclosures of cash flow information:			
Interest paid	**$ 567**	$ 1,272	$ 5,863
Income taxes paid	**44,512**	50,435	55,471

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Except Share and Per Share Data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of The Timberland Company and its subsidiaries (the "Company"). All material intercompany transactions have been eliminated in consolidation.

Nature of Operations

The Company designs, develops, engineers, markets and distributes premium-quality footwear, apparel and accessories products for men, women and children. The Company's products are sold primarily through independent retailers, better grade department stores and athletic stores. In addition, the Company's products are sold in Timberland® specialty stores, Timberland® factory outlet stores, on timberland.com and franchisees in Europe. The Company's products are sold throughout the U.S., Canada, Europe, Asia, Latin America and the Middle East.

The Company's footwear, apparel and accessories products are marketed in highly competitive environments that are subject to change in consumer preferences. Historically, footwear has accounted for approximately 75% of the Company's revenue. Geographically, approximately two-thirds of the Company's revenue is from its domestic businesses. From a channel perspective, approximately 75% of the Company's revenue is from its wholesale business.

The Company manages its business in three major segments, each sharing similar product, distribution, marketing and economic conditions: U.S. Wholesale, U.S. Consumer Direct, and International. The Company sources approximately 85% of its footwear products. The remainder are produced in the Company's manufacturing facilities in the Caribbean. All of the Company's apparel and accessories products are sourced.

Recognition of Revenue

Revenue consists of sales to customers, license fees and royalties. Sales are recognized either upon shipment of product to customers or, for retail customers, at the point of sale. License fees and royalties are recognized when earned. The Company records reductions to revenue for estimated sales returns and allowances. The Company bases its estimates on historical rates of customer returns and allowances, as well as the specific identification of outstanding returns and allowances.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates potential losses primarily based on the Company's historical rate of credit losses and its knowledge of the financial condition of its customers.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market. Market value is estimated based upon assumptions made about future demand and retail market conditions. If the Company determines that the actual market value differs from the carrying value of its inventory, the Company will make an adjustment to reduce the value of its inventory.

Translation of Foreign Currencies

The Company translates financial statements denominated in foreign currencies by translating balance sheet accounts at the end of period exchange rates and statement of income accounts at the average exchange rates for the period. Translation gains and losses are recorded in stockholders' equity and reflected in other comprehensive income/(loss). Transaction gains and losses are reflected in net income.

Derivatives

The Company is exposed to foreign exchange risk when it purchases and sells goods in local currencies. It is the Company's policy to hedge a portion of this risk through forward sales of foreign currencies, thereby locking in the future exchange rates. Those derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. The Company uses its operating budget and periodic forecasts to estimate its economic exposure and to determine its hedging commitments, and the timing of those commitments.

Derivatives are recognized at fair value and included in either "Derivative liabilities" or "Derivative assets" on the Company's balance sheet. Derivatives that are not designated as hedges are adjusted to fair value through income. If a derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income/(loss) until the hedged item is recognized in earnings. The ineffective portion, if any, of a derivative's change in fair value is immediately recognized in earnings.

Income Taxes

Income taxes are determined based on the income reported in the Company's financial statements, regardless of when such taxes are payable. Tax assets and liabilities are adjusted to reflect the changes in U.S. and applicable foreign income tax laws when enacted. Future tax benefits are recognized to the extent that realization of such benefits is more likely to occur than not.

Cash and Equivalents

Cash and equivalents consist of short-term, highly liquid investments that have original maturities to the Company of three months or less.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or over the terms of the related leases, if such periods are shorter. The principal estimated useful lives are: building and improvements, 4 to 20 years; machinery and equipment, 3 to 12 years; lasts, patterns and dies, 3 years.

Excess of Cost Over Fair Value of Net Assets Acquired

In the second quarter of 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The Company adopted this statement effective January 1, 2002. SFAS No. 142 requires the cessation of goodwill amortization and, instead, the carrying value of goodwill will be evaluated for impairment on at least an annual basis. The provisions of this statement require the completion of a transitional impairment test within six months of adoption, with any impairments identified treated as a cumulative effect of a change in accounting principle. The Company has completed that transitional impairment test and has determined that there was no impairment of reported goodwill existing at January 1, 2002. The statement also requires that an impairment test be completed at least annually. The Company completed its annual impairment test and, at June 28, 2002 determined that no impairment of reported goodwill had occurred (see Note 3).

Excess of Fair Value of Acquired Assets Over Cost

In the second quarter of 2001, the FASB issued SFAS No. 141, "Business Combinations." The Company adopted this statement effective January 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 requires that any excess of fair value of net assets over cost arising from acquisitions occurring prior to adoption of this statement will be recognized as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 2002, the Company recognized a cumulative effect of a change in accounting principle gain of $4,913 ($0.13 per share diluted and basic) for the unamortized balance of the excess of fair value of net assets over cost as of December 31, 2001.

Accrued Insurance Costs

The Company is self-insured for workers' compensation, healthcare and short-term disability up to certain specified limits. Expenses associated with such self-insurance programs are accrued based upon estimates of the amounts required to cover incurred incidents.

Accounting for Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. Some of the more important assumptions and estimates made by the Company are for sales returns and allowances, allowance for doubtful accounts receivable, market value of inventory, contingent liabilities, impairment of long-lived assets and goodwill, realizable value of deferred tax assets and the Company's annual effective tax rate.

Earnings Per Share

Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the periods presented. Diluted EPS reflects the potential dilution that would occur if securities such as stock options were exercised. Dilutive securities (see Note 18) included in the calculation of diluted weighted-average shares were 833,585 in 2002, 1,203,996 in 2001 and 2,527,353 in 2000. Anti-dilutive securities excluded from the calculation of diluted weighted-average shares were 764,649 in 2002, 693,580 in 2001 and 0 in 2000.

Long-lived Assets

The Company periodically evaluates the carrying values and estimated useful lives of its long-lived assets, primarily property, plant and equipment and intangible assets. When factors indicate that such assets should be evaluated for possible impairment, the Company uses estimates of future operating results and cash flows to determine whether the assets are recoverable. The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002. This statement supersedes SFAS No. 121 but retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. However, SFAS No. 144 applies the fair value method for test of impairment, which differs from SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, as it pertains to disposal of a business segment, but retains the requirement of that opinion to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale.

Stock-based Compensation

The Company accounts for stock-based compensation using the method prescribed by APB Opinion No. 25 and related interpretations. The Company follows SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation – Transitional and Disclosure – An Amendment of FASB Statement No. 123" for disclosure purposes. SFAS No. 148, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosures in the annual and interim financial statements regarding the accounting method for stock-based employee compensation and the effect of the method used on reported results (see New Accounting Pronouncements).

Comprehensive Income

Comprehensive income, in the case of the Company, is the combination of reported net income and other comprehensive income/(loss), which is comprised of foreign currency translation adjustments and changes in the fair value of derivatives.

Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company records contingent liabilities resulting from claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable.

New Accounting Pronouncements

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" became effective for the Company on January 1, 2002. SFAS No. 144 had no impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of Statement 4 refers to any gain or loss on extinguishment of debt classified as an extraordinary item in prior periods presented. If that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, it shall be reclassified. The provisions, which relate to the rescission of Statement 4, shall be applied in fiscal years beginning after May 15, 2002. The Company is currently evaluating its disclosure related to SFAS No. 145. The rescission of FASB Statements 4, 44 and 64, and the amendment of SFAS No. 13, had no impact on the Company's 2002 consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 are effective for any exit or disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transitional and Disclosure - An Amendment of FASB Statement No. 123." This statement is effective for fiscal years ending after December 15, 2002 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in the annual and interim financial statements regarding the accounting method for stock-based employee compensation and the effect of the method used on reported results. The Company has not elected to transition to the fair value based method of accounting for stock-based employee compensation at this time. See Note 18 for a discussion and required disclosures.

2. DERIVATIVES

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133 - An Amendment of SFAS No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of SFAS No. 133" (collectively referred to as the "Statement"). The Statement requires the Company to recognize all derivatives on its balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset by the change in fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income/(loss) until the hedged item is recognized in earnings. The Company measures hedge effectiveness based on changes in the fair value of those contracts and underlying exposures attributable to changes in the forward exchange rate. Changes in the expected future cash flows of the forecasted hedged transaction and changes in the fair value of the forward contract are both measured from the contract rate to the forward exchange rate associated with the forward contract's maturity date. The ineffective portion, if any, of a derivative's change in fair value will be immediately recognized in earnings. In the case of the Company, its hedges are considered effective under SFAS No.133 since the gains/(losses) on the hedges offset the gains/(losses) on the designated economic exposures. The application of SFAS No. 133 resulted in an increase in other comprehensive income/(loss) in 2001 of $1,844, which is net of taxes of $1,203.

In the normal course of business, the financial position and results of operations of the Company are routinely subject to currency rate movements on non-U.S. dollar denominated assets, liabilities and income as the Company sells goods in local currencies. The Company has established policies and business practices that should result in an appropriate level of protection against the adverse effect of these exposures. Derivative instruments, specifically forward contracts, are used by the Company in its hedging of forecasted foreign currency transactions, typically for a period not greater than 24 months. Those derivative instruments are viewed as risk management tools and are not used for trading or speculative purposes. As of December 31, 2002, the Company had forward contracts maturing at various dates through 2004 to sell the equivalent of approximately $159,300 in foreign currencies at contracted rates and to buy the equivalent of approximately $7,000 in foreign currencies at contracted rates. As of December 31, 2001, the Company had forward contracts maturing at various dates through March 2004 to sell the equivalent of approximately $127,000 in foreign currencies at contracted rates. The increase in the value of contracts held at December 31, 2002, compared with December 31, 2001, is the result of the Company having elected to hedge a greater portion of its forecasted 2003 foreign currency exposure at December 31, 2002 than the portion of its forecasted 2002 exposure that was hedged at December 31, 2001, as permitted in accordance with the Company's hedging policy, and to the growth in the International business.

Forward contracts related to forecasted economic exposure are designated as cash flow hedges at acquisition with the changes in the fair value of those contracts recorded as a component of other comprehensive income/(loss) and subsequently recognized in cost of goods sold in the period in which the hedged forecasted economic exposure takes place. The Company also hedges the foreign currency exchange risk on existing intercompany assets and liabilities using forward contracts. Gains and losses related to forward contracts hedging foreign currency exchange risk on intercompany asset and liability balances are reflected in earnings immediately and largely offset the remeasurement of those assets and liabilities.

On December 31, 2002, the Company had $12,514 in derivative liabilities on its balance sheet. On December 31, 2001, the Company had $3,047 in derivative assets on its balance sheet. Those amounts reflect the fair value of the Company's foreign exchange contracts, which hedge forecasted future economic exposure, as measured in accordance with SFAS No. 133. The fair value of the contracts is a liability when the Company's contract rates are below current forward foreign exchange rates and is an asset when the Company's contract rates are above current forward foreign exchange rates. The offset to those liabilities and assets is in other comprehensive income/(loss) and is discussed in Note 16 to the Company's consolidated financial statements.

For the periods ended December 31, 2002, 2001 and 2000, the Company recorded, in its income statement, after tax hedging (losses)/gains of $(7,110), $5,594 and $7,753, respectively. For the periods ended December 31, 2002 and December 31, 2001, the after-tax hedging (losses)/gains reclassified to earnings were $(6,763) and $6,217 respectively. The Company estimates that the $12,514 in derivative liabilities on its balance sheet as of December 31, 2002 will be reclassified to earnings in 2003.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 142 effective January 1, 2002. In conjunction with the adoption of this statement, goodwill has not been amortized. Additionally, the Company has completed both its transitional and annual impairment tests and has determined that no impairment of reported goodwill has occurred.

Had goodwill not been amortized in 2001 and 2000, the Company's net income, diluted earnings per share and basic earnings per share (after the cumulative effect of a change in accounting principle) for the years ended December 31, 2001 and 2000 would have been $107,457, $2.67 and $2.75, and $122,749, $2.88 and $3.06, respectively. There were no changes in the carrying amount of goodwill for the year ended December 31, 2002, compared with December 31, 2001. At December 31, 2002 and December 31, 2001, accumulated amortization of the excess of cost over the fair value of net assets acquired amounted to $17,612.

Information regarding the Company's other intangible assets follows:

December 31,	2002			2001		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Trademarks and related expenses	**$7,537**	**$(3,805)**	**$3,732**	$7,038	$(3,582)	$3,456

Amortization expense for 2002, 2001 and 2000 was $1,278, $1,128 and $971, respectively. The estimated amortization for existing intangible assets as of December 31, 2002, for each of the five succeeding fiscal years is as follows: 2003: $1,265; 2004: $1,041; 2005: $785; 2006: $485; 2007: $156. The amortization period for trademarks and related expenses is five years.

4. DEFERRED COMPENSATION PLAN

On January 1, 2001, the Company set up an irrevocable grantor's trust to hold assets to cover benefit obligations under the Company's Deferred Compensation Plan (the "Plan"). The obligations of the Company under the Plan consist of the Company's unsecured contractual commitment to deliver, at a future date, any of the following: (i) deferred compensation credited to an account under the Plan, (ii) additional amounts, if any, that the Company may, from time to time, credit to the Plan, and (iii) notional earnings on the foregoing amounts. The obligations are payable in cash upon retirement, termination of employment and/or at certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the Plan. The Plan assets and the Company's liability for those assets reside in long-term "Other assets, net" and "Deferred compensation," respectively, on the Company's consolidated balance sheet. The securities that comprise the Plan assets are designated as trading securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

5. ACQUISITION OF ASIAN DISTRIBUTOR BUSINESS

On February 18, 2000, the Company signed an agreement pursuant to which it reacquired the exclusive distribution rights for the sale of Timberland® brand products throughout the Asia-Pacific region from its former distributor, Inchcape plc. In connection with this transaction, the Company acquired the stock of its former distributor's subsidiaries in Japan, Hong Kong, Malaysia and Singapore (the "Asian subsidiaries"). The purchase price allocation is as follows:

Acquisition of business:	
Fair value of assets acquired	$ 21,852
Fair value of liabilities assumed	(14,082)
Fair value of net assets acquired	7,770
Cash paid	(1,223)
Acquisition costs	(480)
Excess of fair value of acquired net assets over cost	$ 6,067

The fair value of net assets acquired includes $6,460 of cash, resulting in net cash received of $5,237.

This transaction was accounted for under the purchase method of accounting and, accordingly, the results of operations for the Asian subsidiaries, for the period from the acquisition date, are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets purchased and liabilities assumed based on fair values at the date of acquisition. This transaction resulted in the initial recording of excess of fair value of acquired net assets over cost. Subsequently, as a result of the Company's adoption of SFAS No. 141 on January 1, 2002, that excess of fair value of acquired net assets over cost has been recognized as the cumulative effect of a change in accounting principle on the Company's consolidated statements of income (see Note 1).

As part of this transaction, the Company released the distributor from its obligations under the Distributorship, Supply and Retail Development Agreement dated January 26, 1995. As part of this transaction, the Company received $5,055, which represented a portion of the proceeds from the disposition of the assets in Australia, New Zealand, Thailand and Taiwan. All proceeds were recognized in other income.

On July 31, 2000, the Company acquired Inchcape plc's Taiwan based net assets for $662. Taiwan is included in the Company's consolidated financial statements from the period of acquisition forward and does not have a material impact on those statements. Taiwan is included in all references to the Asian subsidiaries.

6. LONG-TERM DEBT AND EXTRAORDINARY LOSS

As of December 31, 2002 and 2001, the Company had no long-term debt outstanding. On June 30, 2000, the Company prepaid $100,000 of 8.94% senior notes with a maturity of December 15, 2001. As a result of that prepayment, the Company recorded an extraordinary loss of $2,126 after taxes, or $0.05 per share diluted ($0.05 basic). The loss consisted of a prepayment penalty and costs associated with the early redemption of the debt combined with accelerated amortization of bond issuance costs, net of tax benefits of $1,071.

7. NOTES PAYABLE

On May 3, 2001, the Company entered into a new, unsecured committed revolving credit agreement (the "Agreement") with a group of banks, effective until May 3, 2004. The Agreement provides for $200,000 of committed borrowings, of which up to $125,000 may be used for letters of credit. Under the terms of the Agreement, the Company may borrow at interest rates based on eurodollar rates (approximately 1.25% at December 31, 2002), plus an applicable margin based on a fixed-charge coverage grid of between 47.5 and 95 basis points that is adjusted quarterly. As of December 31, 2002, the applicable margin under the facility was 75 basis points. The Company will pay a commitment fee of 15 to 30 basis points per annum based on a fixed-charge coverage grid, that is adjusted quarterly on the full commitment. As of December 31, 2002, the fee was 25 basis points. The Agreement places certain limitations on additional debt, stock repurchases, acquisitions and on the amount of dividends the Company may pay, and also contains certain other financial and operating covenants.

Additionally, the Company has uncommitted lines of credit available from certain banks totaling $30,000 at December 31, 2002. Borrowings under these lines are at prevailing money market rates (1.75% at December 31, 2002). These arrangements may be terminated at any time at the option of the banks or the Company.

As of December 31, 2002, 2001 and 2000, the Company had letters of credit outstanding of $23,000, $39,000 and $56,000, respectively. All were issued for the purchase of inventory.

8. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The following table illustrates the U.S. dollar equivalent of foreign exchange contracts at December 31, 2002 and 2001 along with maturity dates, net unrealized gain/(loss) and net unrealized gain/(loss) deferred. Unrealized gains or losses are determined based on the difference between the settlement and year-end foreign exchange rates. The contract amount represents the net amount of all purchase and sale contracts of a foreign currency.

December 31, 2002	Contract Amount (U.S. $ Equivalent)	Maturity Date	Unrealized Gross Gain	Unrealized Gross (Loss)	Net Unrealized Gain/(Loss)	Net Unrealized Gain/(Loss) Deferred
Pounds Sterling	**$ 10,250**	**2003**	**$ -**	**$ (1,213)**	**$ (1,213)**	**$ (1,212)**
Pounds Sterling	**3,259**	**2004**	**-**	**(181)**	**(181)**	**(181)**
Euro	**101,507**	**2003**	**-**	**(9,584)**	**(9,584)**	**(9,576)**
Euro	**16,387**	**2004**	**-**	**(1,131)**	**(1,131)**	**(1,131)**
Japanese Yen	**14,944**	**2003**	**16**	**(403)**	**(387)**	**(388)**
Japanese Yen	**5,931**	**2004**	**87**	**(337)**	**(250)**	**(26)**
Total	**$152,278**		**$ 103**	**$(12,849)**	**$(12,746)**	**$(12,514)**
December 31, 2001						
Pounds Sterling	$ 15,608	2002	$ -	$ (67)	$ (67)	$ (67)
Pounds Sterling	4,773	2003	-	(9)	(9)	(9)
Euro	67,261	2002	1,179	(4)	1,175	1,179
Euro	9,107	2003	98	-	98	98
Japanese Yen	14,157	2002	1,414	-	1,414	1,414
Japanese Yen	5,337	2003	432	-	432	432
Japanese Yen	6,496	2004	37	-	37	-
Hong Kong Dollars	3,846	2002	1	-	1	-
Total	$126,585		$3,161	$ (80)	$ 3,081	$ 3,047

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions, thereby minimizing exposure to concentrations of credit risk. Credit risk with respect to trade receivables is limited, due to the large number of customers included in the Company's customer base. The Company had an allowance for doubtful accounts receivable of $7,487 and $5,934 at December 31, 2002 and 2001, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

December 31,	2002		2001	
	Carrying or Contract Amount	Fair Value	Carrying or Contract Amount	Fair Value
Cash and equivalents [1]	**$141,195**	**$141,195**	$105,658	$105,658
Foreign currency contracts [2]	**152,278**	**165,024**	126,585	123,504

[1]The carrying amounts of cash and equivalents approximate their fair values.
[2]The fair value of foreign currency contracts is estimated by obtaining the appropriate year end rates as of December 31, 2002 and 2001.

10. INVENTORY

Inventory consists of the following:

December 31,	2002	2001
Raw materials	**$ 2,065**	$ 4,958
Work-in-process	**1,745**	1,566
Finished goods	**118,607**	120,648
Total	**$122,417**	$127,172

11. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

December 31,	2002	2001
Land and improvements	**$ 501**	$ 501
Building and improvements	**44,100**	44,693
Machinery and equipment	**111,501**	104,023
Lasts, patterns and dies	**20,313**	17,148
Total	**$176,415**	$166,365

Depreciation expense was $19,564, $18,819 and $16,356 for the three years ended December 31, 2002, 2001 and 2000, respectively.

12. INCOME TAXES

The components of the provision for income taxes are as follows:

December 31,	2002		2001		2000	
	Current	Deferred	Current	Deferred	Current	Deferred
Federal	**$36,240**	**$(1,254)**	$45,397	$(4,384)	$43,758	$191
State	**7,159**	**300**	9,702	(720)	10,764	(54)
Puerto Rico	**420**	-	498	-	469	-
Foreign	**5,704**	-	4,495	-	6,329	-
Total	**$49,523**	**$ (954)**	$60,092	$(5,104)	$61,320	$137

The 2000 current provision includes the $1,071 tax benefit from the prepayment of the senior notes, which is reflected in the extraordinary item on the Company's consolidated statements of income.

The provision for income taxes differs from the amount computed using the statutory federal income tax rate of 35% due to the following:

December 31,	2002		2001		2000	
Federal income tax at statutory rate	**$48,569**	**35.0%**	$56,605	35.0%	$64,209	35.0%
Federal tax exempt operations in Puerto Rico	**(3,734)**	**(2.7)**	(5,506)	(3.4)	(7,231)	(3.9)
State taxes, net of applicable federal benefit	**4,848**	**3.5**	6,477	4.0	7,538	4.1
Other, net	**(1,114)**	**(0.8)**	(2,588)	(1.6)	(3,059)	(1.7)
Total	**$48,569**	**35.0%**	$54,988	34.0%	$61,457	33.5%

The tax effects of temporary differences and carry-forwards that give rise to significant portions of prepaid tax assets and deferred tax liabilities consist of the following:

December 31,	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Current:				
Inventory	**$ 4,124**	**$ -**	$ 4,847	$ -
Receivable allowances	**12,334**	**-**	10,636	-
Employee benefits accruals	**1,547**	**-**	3,895	-
Forward currency contracts	**4,880**	**-**	-	(1,203)
Other	**1,683**	**-**	1,647	-
Total current	**$24,568**	**$ -**	$21,025	$ (1,203)
Non-current:				
Accelerated depreciation and amortization	**$ 4,531**	**$ -**	$ 4,143	$ -
Puerto Rico tollgate taxes	**-**	**(2,470)**	-	(2,470)
Undistributed foreign earnings	**-**	**(10,169)**	-	(10,869)
Other	**1,050**	**-**	-	(153)
Net operating loss carry-forwards	**141**	**-**	129	-
Less-valuation allowance	**(141)**	**-**	(129)	-
Total non-current	**$ 5,581**	**$(12,639)**	$ 4,143	$(13,492)

The Company's consolidated income before taxes included earnings from its subsidiary in Puerto Rico, which are substantially exempt from Puerto Rico income tax under an exemption which expires in 2012 and federal income taxes under an exemption which becomes limited after 2001 and currently expires after 2005. Deferred tollgate taxes have been provided on all of the accumulated earnings of the subsidiary in Puerto Rico which are subject to tollgate tax. Deferred income taxes are also provided on the undistributed earnings of the Company's foreign subsidiaries.

13. ACCRUALS

The Company's accrued liabilities are comprised of payroll related, freight, advertising, rents, hedging contracts and a variety of other categories of accruals. Specifically, incentive compensation accruals were $21,074 and $8,914 in 2002 and 2001, respectively. These accruals represent the expected company-wide bonus program payouts to be made in the subsequent year. The Company's bonus program, approved by the Board of Directors, is weighted heavily toward earnings per share and cash flow performance. The increase in 2002, compared with 2001, reflects the impact the Company's strong cash flow performance.

14. LEASE COMMITMENTS

The Company leases its corporate headquarters facility, manufacturing facilities, retail stores, showrooms, two distribution facilities and certain equipment under non-cancelable operating leases expiring at various dates through 2013. The approximate minimum rental commitments under all non-cancelable leases as of December 31, 2002 are as follows:

2003	$ 27,860
2004	24,085
2005	19,382
2006	15,253
2007	11,899
Thereafter	36,138
Total	$134,617

Most of the leases for retail space provide for renewal options, contain normal escalation clauses and require the Company to pay real estate taxes, maintenance and other expenses. The aggregate base rent obligation for a lease is expensed on a straight-line basis over the term of the lease. Base rent expense for all operating leases was $31,877, $30,784 and $26,021 for the years ended December 31, 2002, 2001 and 2000, respectively. Percentage rent, based on sales levels, for the years ended December 31, 2002, 2001 and 2000 was $5,314, $7,438 and $6,488, respectively.

15. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

The Company manages its business in three reportable segments, each sharing similar product, distribution, marketing and economic conditions. The reportable segments are U.S. Wholesale, U.S. Consumer Direct (formerly U.S. Retail) and International. The U.S. Wholesale segment is comprised of the worldwide product development for footwear and apparel and accessories and the sale of such products to wholesale customers in the United States. This segment also includes royalties from licensed products sold in the United States and the management costs and expenses associated with the Company's worldwide licensing efforts. The U.S. Consumer Direct segment includes the Company-operated specialty and factory outlet stores in the United States and the Company's e-commerce business, which began operations in 2001. The International segment consists of the marketing, selling and distribution of footwear, apparel and accessories and licensed products outside of the United States. Products are sold outside of the United States through the Company's subsidiaries (which use wholesale and retail channels to sell footwear and apparel and accessories), independent distributors and licensees.

The Unallocated Corporate component of segment reporting consists primarily of the corporate finance, legal, information services and administrative expenses, United States distribution expenses, a majority of United States marketing expenses and other costs incurred in support of company-wide activities. Unallocated Corporate also includes other expense/(income), which is primarily interest expense, interest income and other miscellaneous expense/(income). Such expenses are not allocated among the reported business segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performances based on operating contribution, which represents pretax income before unallocated corporate expenses, interest and other expenses, net, and on operating cash flow measurements. Total assets are disaggregated to the extent that assets apply specifically to a single segment. Unallocated Corporate assets primarily consist of cash and equivalents, manufacturing/sourcing assets, computers and related equipment, and United States transportation and distribution equipment.

	U.S. Wholesale	U.S. Consumer Direct	International	Unallocated Corporate	Consolidated
2002					
Revenue	**$595,240**	**$190,434**	**$405,222**	**$ -**	**$1,190,896**
Depreciation and amortization	**764**	**2,680**	**4,506**	**14,553**	**22,503**
Operating income/(loss)	**177,957**	**27,213**	**63,257**	**(129,602)**	**138,825**
Interest expense	-	-	-	**884**	**884**
Other, net	-	-	-	**(828)**	**(828)**
Income/(loss) before income taxes	**177,957**	**27,213**	**63,257**	**(129,658)**	**138,769**
Total assets	**157,089**	**28,064**	**152,691**	**200,827**	**538,671**
Goodwill	**6,804**	**794**	**6,565**	**-**	**14,163**
Expenditures for capital additions	**188**	**2,339**	**5,555**	**9,848**	**17,930**
2001					
Revenue	$630,603	$203,578	$349,442	$ -	$1,183,623
Depreciation and amortization	579	2,684	4,371	14,473	22,107
Operating income/(loss)	200,161	25,157	50,167	(112,392)	163,093
Interest expense	-	-	-	1,560	1,560
Other, net	-	-	-	(196)	(196)
Income/(loss) before income taxes	200,161	25,157	50,167	(113,756)	161,729
Total assets	176,924	26,769	141,135	159,784	504,612
Goodwill	6,804	794	6,565	-	14,163
Expenditures for capital additions	378	3,362	6,099	12,589	22,428
2000					
Revenue	$587,676	$199,274	$304,528	$ -	$1,091,478
Depreciation and amortization	597	2,602	3,545	12,547	19,291
Operating income/(loss)	206,358	31,897	47,725	(101,808)	184,172
Interest expense	-	-	-	5,648	5,648
Other, net	-	-	-	(8,128)	(8,128)
Income/(loss) before income taxes	206,358	31,897	47,725	(99,328)	186,652
Total assets	147,096	36,061	128,962	164,192	476,311
Goodwill	7,082	826	7,940	-	15,848
Expenditures for capital additions	651	2,689	6,127	25,977	35,444

The following summarizes the Company's operations in different geographic areas for the years ended December 31, 2002, 2001 and 2000, respectively:

	United States	Europe	Other Foreign	Consolidated
2002				
Revenue	**$785,675**	**$303,566**	**$101,655**	**$1,190,896**
Long-lived assets	**72,787**	**14,245**	**9,856**	**96,888**
2001				
Revenue	$834,181	$249,323	$100,119	$1,183,623
Long-lived assets	74,943	14,366	9,760	99,069
2000				
Revenue	$786,950	$225,279	$ 79,249	$1,091,478
Long-lived assets	69,863	15,646	9,042	94,551

The U.S. Wholesale and U.S. Consumer Direct segments and Unallocated Corporate comprise the United States geographic area. The International segment is divided into two geographic areas, Europe and Other Foreign. Other Foreign revenue consists primarily of the Company's Asian subsidiaries and, to a lesser degree, the Company's distributors. Other Foreign assets consist primarily of the Company's owned manufacturing facilities in the Caribbean, assets related to the Company's sourcing operations and the Company's Asian subsidiaries.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The components of accumulated other comprehensive income/(loss) as of December 31, 2002, 2001 and 2000 were:

	2002	2001	2000
Cumulative translation adjustment	**$(2,203)**	$(11,216)	$(7,292)
Fair value of derivatives, net of taxes	**(7,634)**	1,844	-
Total	**$(9,837)**	$ (9,372)	$(7,292)

17. STOCKHOLDERS' EQUITY

The Company's Class A Common Stock and Class B Common Stock are identical in all respects, except that shares of Class A Common Stock carry one vote per share, while shares of Class B Common Stock carry ten votes per share. In addition, holders of Class A Common Stock have the right, voting separately as a class, to elect 25% of the directors of the Company, and vote together with the holders of Class B Common Stock for the remaining directors. In 2002 and 2001, 350,000 and 21,715 shares of Class B Common Stock were converted to Class A Common Stock, respectively.

On October 18, 2000, the Company's Board of Directors authorized the repurchase of up to 4,000,000 shares of the Company's Class A Common Stock. As of December 31, 2000, the Company had repurchased 318,300 shares under that authorization. During 2001 and 2002, the Company repurchased 1,958,500 and 1,723,200 shares under that authorization, respectively. On May 16, 2002, the Board of Directors approved an additional repurchase of up to 4,000,000 shares of the Company's Class A Common Stock. As of December 31, 2002, the Company had repurchased 1,082,300 shares under that new authorization. The Company may use repurchased shares to offset shares that may be issued under the Company's stock-based employee incentive plans, or for other purposes.

18. STOCK AND EMPLOYEE BENEFIT PLANS

Under the Company's 1997 Incentive Plan, as amended (the "1997 Plan"), 6,000,000 shares of Class A Common Stock have been reserved for issuance. In addition to stock options, any of the following incentives may be awarded to participants under the 1997 Plan: stock appreciation rights ("SAR"), restricted stock, unrestricted stock, awards entitling the recipient to delivery in the future of Class A Common Stock or other securities, securities which are convertible into, or exchangeable for, shares of Class A Common Stock and cash bonuses. The option price per share and vesting periods of stock options are determined by the Compensation Committee of the Board of Directors. All outstanding stock options granted under the 1997 Plan have been granted at fair market value, become exercisable in equal installments over four years beginning one year after the grant date, and expire ten years after the date of grant.

Under the Company's 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan"), the Company has reserved 200,000 shares of Class A Common Stock for the granting of stock options to eligible non-employee directors of the Company. Under the terms of the 2001 Plan, stock option grants are awarded on a predetermined formula basis. Unless terminated by the Company's Board of Directors, the 2001 Plan will be in effect until all shares available for issuance have been issued, pursuant to the exercise of all options granted. The exercise price of options granted under the 2001 Plan is the fair market value of the stock on the date of the grant. Stock options granted under the 2001 Plan become exercisable in equal installments over four years, beginning one year after the grant date, and expire ten years after the date of grant.

Options to purchase an aggregate of 1,647,976, 1,525,265 and 1,213,986 shares were exercisable under all option arrangements at December 31, 2002, 2001 and 2000, respectively. Under the existing stock option plans, there were 797,340 and 2,205,876 shares available for future grants at December 31, 2002 and 2001, respectively.

The following summarizes transactions under all stock option arrangements for the years ended December 31, 2002, 2001 and 2000:

	Number of Shares	Range of Exercise Prices	Weighted-Average Exercise Price
January 1, 2000	4,194,312	$ 1.60 – 24.63	$13.43
Granted	1,063,950	18.75 – 57.81	26.01
Exercised	(1,107,522)	1.60 – 23.75	11.48
Canceled	(425,804)	4.34 – 34.94	15.64
December 31, 2000	3,724,936	1.60 – 57.81	17.34
Granted	739,330	26.84 – 57.00	52.91
Exercised	(601,058)	3.34 – 24.63	13.12
Canceled	(147,050)	5.13 – 57.81	26.73
December 31, 2001	**3,716,158**	**3.34 – 57.81**	**24.77**
Granted	**1,272,579**	**28.25 – 45.60**	**36.15**
Exercised	**(743,166)**	**3.82 – 34.94**	**14.55**
Canceled	**(225,435)**	**15.19 – 57.00**	**39.82**
December 31, 2002	**4,020,136**	**$ 3.82 – 57.00**	**$29.42**

The following summarizes information about all stock options outstanding at December 31, 2002:

	Options Outstanding			Options Excercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.34 - 12.53	354,637	3.29 Years	$ 8.38	354,637	$ 8.38
12.59 - 15.19	553,350	6.13	15.16	343,350	15.14
16.00 - 20.52	454,650	5.40	18.38	425,950	18.42
20.73 - 22.75	518,375	7.07	22.61	213,125	22.55
23.31 - 34.94	398,485	8.06	31.27	142,662	30.23
35.05 - 35.48	816,194	9.16	35.48	949	35.36
35.61 - 50.35	419,750	9.17	39.90	33,021	42.72
52.28 - 54.44	29,500	7.94	54.40	14,561	54.42
55.35 - 55.35	5,500	8.20	55.35	1,375	55.35
57.00 - 57.00	469,695	8.16	57.00	118,346	57.00
$ 4.34 - 57.00	4,020,136	7.30	$29.42	1,647,976	$20.75

Pursuant to the terms of its 1991 Employee Stock Purchase Plan, as amended (the "ESP Plan"), the Company is authorized to issue up to an aggregate of 1,200,000 shares of its Class A Common Stock to eligible employees electing to participate in the ESP Plan. Eligible employees may contribute, through payroll withholdings, from 2% to 10% of their regular base compensation during six-month participation periods beginning January 1 and July 1 of each year. At the end of each participation period, the accumulated deductions are applied toward the purchase of Class A Common Stock at a price equal to 85% of the market price at the beginning or end of the participation period, whichever is lower. Employee purchases amounted to 51,826 shares in 2002, 44,692 shares in 2001 and 47,359 shares in 2000 at prices ranging from $21.20 to $33.59 per share. At December 31, 2002, a total of 282,710 shares were available for future purchases. The weighted-average fair values of those purchase rights granted in 2002, 2001 and 2000 were $8.73, $13.53 and $8.92, respectively.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock plans. The Company follows SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation-Transitional and Disclosure-An Amendment of FASB Statement No. 123" for disclosure purposes. SFAS No. 148, issued in December 2002, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosures in the annual and interim financial statements regarding the accounting method for stock-based employee compensation and the effect of the method used on reported results.

In the Company's consolidated financial statements, no compensation cost has been recognized for stock option grants issued under any of the Company's stock option plans. Had compensation cost for stock option grants issued been determined under the fair value method of SFAS No. 123, the Company's net income and diluted earnings per share in 2002, 2001 and 2000 would have been:

	2002	2001	2000
Net income before cumulative effect of change in accounting principle and extraordinary item	**$80,554**	$97,218	$117,392
Earnings per share before cumulative effect of change in accounting principle and extraordinary item	**$2.11**	$2.42	$2.75
Net income after cumulative effect of change in accounting principle and extraordinary item	**$85,467**	$97,218	$115,266
Earnings per share after cumulative effect of change in accounting principle and extraordinary item	**$2.24**	$2.42	$2.70

The fair value of each stock option granted in 2002, 2001 and 2000 under the Company's plans was estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to value grants issued under the plans in 2002, 2001 and 2000, respectively: expected volatility of 48.3%, 54.8% and 54.1%; risk-free interest rates of 2.9%, 4.3% and 6.5%; expected lives of 4.6, 4.7 and 5.4 years; and no dividend payments. The weighted-average fair values per share of stock options granted during 2002, 2001 and 2000 were $15.53, $26.24 and $13.94, respectively.

In October 2002, the Company issued 25,000 restricted shares of Class A Common Stock under the Company's 1997 Incentive Plan, as amended. These shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. These restrictions lapse equally over the next three years. In the fourth quarter of 2002, based upon the market value of the shares at the date of the grant, unearned compensation was charged to stockholders' equity for the restricted shares. The weighted-average fair value of these shares was $26.37.

In February 2002, the Company issued 20,000 restricted shares of Class A Common Stock under the Company's 1997 Incentive Plan, as amended. These shares are subject to restrictions on sale and transferability, a risk of forfeiture and certain other terms and conditions. These restrictions lapsed immediately on one-third of the shares and lapse equally over the next two years for the remaining two-thirds of the shares. Upon issuance of this stock, based upon the market value of the shares at the date of the grant, compensation expense was recognized for the unrestricted shares and unearned compensation was charged to stockholders' equity for the restricted shares. The weighted-average fair value of these shares was $20.61.

In the second quarter of 2000, the Company made a loan of approximately $1,100 securitized by a restricted stock issuance in December 1999. That amount is included in deferred compensation in the consolidated balance sheets and resulted in the revaluation of unearned compensation. The unearned compensation, excluding the loan, is being amortized to expense over the five-year vesting period. In the first quarters of 2001 and 2002, the Board of Directors forgave $325 and $262 of principal payment on the loan, respectively.

The Company maintains a contributory 401(k) Retirement Earnings Plan (the "401(k) Plan") for eligible salaried and hourly employees who are at least 18 years of age. Under the provisions of the 401(k) Plan, employees may contribute between 2% and 16% of their base salary up to certain limits. The 401(k) Plan provides for Company matching contributions not to exceed 3% of the employee's compensation or, if less, 50% of the employee's contribution. Vesting of the Company contribution begins at 25% after one year of service and increases by 25% each year until full vesting occurs. The Company maintains two contributory 165(e) Retirement Earnings Plans (the "165(e) Plans") for eligible salaried and hourly employees of its manufacturing facilities and a non-contributory profit sharing plan for eligible hourly employees not covered by the 401(k) or 165(e) Plans. The Company's contribution expense under all retirement plans was $1,552 in 2002, $1,403 in 2001 and $1,283 in 2000.

19. LITIGATION

The Company is involved in various litigation and legal matters that have arisen in the ordinary course of business. Management believes that the ultimate resolution of any existing matter will not have a material adverse effect on the Company's consolidated financial statements.

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2002, 2001 and 2000, respectively:

2002 Quarter Ended	March 29[1]	June 28	September 27	December 31
Revenue	**$225,697**	**$191,529**	**$416,641**	**$357,029**
Gross profit	99,763	86,008	182,840	149,675
Net income before cumulative effect of change in accounting principle	**8,980**	**4,923**	**49,166**	**27,131**
Net income	**13,893**	**4,923**	**49,166**	**27,131**
Earnings per share before cumulative effect of change in accounting principle				
Basic	**$.24**	**$.13**	**$1.33**	**$.74**
Diluted	**$.23**	**$.13**	**$1.30**	**$.73**
Earnings per share after cumulative effect of change in accounting principle				
Basic	**$.37**	**$.13**	**$1.33**	**$.74**
Diluted	**$.36**	**$.13**	**$1.30**	**$.73**
2001 Quarter Ended	March 30	June 29	September 28	December 31
Revenue	$245,429	$200,851	$396,219	$341,125
Gross profit	108,588	91,782	174,574	145,831
Net income	17,511	10,489	48,529	30,212
Basic earnings per share	$.44	$.27	$1.25	$.79
Diluted earnings per share	$.43	$.26	$1.22	$.77
2000 Quarter Ended	March 31	June 30[2]	September 29	December 31
Revenue	$208,604	$177,064	$375,246	$330,564
Gross profit	95,421	82,400	178,152	152,540
Net income before extraordinary item	14,666	11,133	57,453	40,888
Net income	14,666	8,991	57,453	40,888
Earnings per share before extraordinary item				
Basic	$.36	$.28	$1.44	$1.03
Diluted	$.34	$.26	$1.35	$ .96
Earnings per share after extraordinary item				
Basic	$.36	$.22	$1.44	$1.03
Diluted	$.34	$.21	$1.35	$ .96

[1]In the first quarter of 2002, the Company recorded a $4,913 after-tax cumulative effect of change in accounting principle gain. The gain consisted of the unamortized balance of the excess of fair value of net assets over cost as of December 31, 2001.

[2]In the second quarter of 2000, the Company recorded a $2,126 after-tax extraordinary loss. The loss consisted of a prepayment penalty and other costs associated with the early redemption of $100,000 in senior notes.

To the Board of Directors and Stockholders of The Timberland Company:

We have audited the accompanying consolidated balance sheets of The Timberland Company and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for the excess of fair value of acquired assets over cost to conform to the Statement of Financial Accounting Standards ("SFAS") No. 141, and goodwill to conform to SFAS No. 142.

DELOITTE & TOUCHE LLP
Boston, Massachusetts

February 5, 2003

Directors

Robert M. Agate
Retired Senior Executive Vice President and Chief Financial Officer
Colgate-Palmolive Company

John E. Beard
Of Counsel
Ropes & Gray

John F. Brennan
President
Green Mountain College

Ian W. Diery
President and Chief Executive Officer
Electronic Scrip, Inc.

John A. Fitzsimmons
Retired Senior Vice President
Circuit City Stores, Inc.

Virginia H. Kent
Former Chief Executive Officer
reflect.com

Bill Shore
Founder and Executive Director
Share Our Strength

Jeffrey B. Swartz
President and Chief Executive Officer
The Timberland Company

Sidney W. Swartz
Chairman
The Timberland Company

Abraham Zaleznik
Professor Emeritus
Harvard Business School

Corporate Officers

Sidney W. Swartz
Chairman

Jeffrey B. Swartz
President and Chief Executive Officer

Kenneth P. Pucker
Executive Vice President and Chief Operating Officer

Brian P. McKeon
Chief Financial Officer and Executive Vice President – Finance and Administration

Frank P. Bifulco, Jr.
Senior Vice President and Chief Marketing Officer

Fabian T. Garcia
Senior Vice President – International

Marc Schneider
Senior Vice President – Product Management

Gary S. Smith
Senior Vice President – Supply Chain

John Crimmins
Vice President, Corporate Controller and Chief Accounting Officer

Gregory M. Saltzberg
Vice President and Treasurer

Danette Wineberg
Vice President and General Counsel and Secretary

Thomas J. White
Assistant Secretary

Corporate Counsel
Ropes & Gray
Boston, Massachusetts

Independent Accountants
Deloitte & Touche LLP
Boston, Massachusetts

Annual Meeting of Shareholders
Thursday, May 15, 2003, at 9:30 am
The Timberland Company
200 Domain Drive
Stratham, New Hampshire 03885

Financial Information
To request information, such as this annual report and Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, please visit our website, www.timberland.com, call our investor hotline at 603-773-1212, or send a written request to the attention of Investor Relations at our corporate address or e-mail address, investor_relations@timberland.com.

Class A Common Stock Listing
New York Stock Exchange: TBL

Stock Splits

Record Date	*Effective Date*	*Split*
08/31/99	09/15/99	2 for 1
06/30/00	07/17/00	2 for 1

Dividend Policy
The Company has never declared a dividend on its Common Stock, and the Company's ability to pay cash dividends is limited pursuant to loan agreements (see notes to the Company's consolidated financial statements).

Stock Certificates, Name Changes, or Transfers
Equiserve Trust Company, N.A.
PO Box 43010
Providence, Rhode Island 02940-3010
800.730.6001
www.equiserve.com

DOMESTIC RETAIL STORES

- Costa Mesa, California
- Glendale, California
- Los Angeles, California
- San Jose, California
- Denver, Colorado
- Farmington, Connecticut
- Stamford, Connecticut
- Trumbull, Connecticut
- Atlanta, Georgia (2)
- Chicago, Illinois
- Schaumburg, Illinois
- Cambridge, Massachusetts
- Tysons Corner, Maryland
- St. Louis, Missouri
- Freehold, New Jersey
- Paramus, New Jersey
- Short Hills, New Jersey
- Garden City, New York
- New York, New York
- White Plains, New York
- King of Prussia, Pennsylvania
- Pittsburgh, Pennsylvania
- Dallas, Texas
- Norfolk, Virginia
- Bellevue, Washington

[illegible]

- Foley, Alabama
- Barstow, California
- Cabazon, California
- Camarillo, California
- Carlsbad, California
- Gilroy, California
- Napa, California
- Westbrook, Connecticut
- Rehoboth Beach, Delaware
- Destin, Florida
- Orlando, Florida (2)
- St. Augustine, Florida
- Sunrise, Florida
- Commerce, Georgia
- Dawsonville, Georgia
- Michigan City, Indiana
- Bar Harbor, Maine
- Freeport, Maine
- Kittery, Maine
- Hagerstown, Maryland
- Lee, Massachusetts
- Wrentham, Massachusetts
- Birch Run, Michigan
- Primm, Nevada
- North Conway, New Hampshire
- Flemington, New Jersey
- Jackson, New Jersey
- Central Valley, New York
- Lake George, New York
- Niagara Falls, New York
- Riverhead, New York
- Waterloo, New York
- Smithfield, North Carolina
- Woodburn, Oregon
- Grove City, Pennsylvania
- Lancaster, Pennsylvania
- Reading, Pennsylvania
- Tannersville, Pennsylvania
- Barceloneta, Puerto Rico
- Canovanas, Puerto Rico
- Bluffton, South Carolina
- Myrtle Beach, South Carolina
- Sevierville, Tennessee
- Allen, Texas
- Katy, Texas
- San Marcos, Texas
- Manchester, Vermont
- Prince William, Virginia
- Williamsburg, Virginia
- Pleasant Prairie, Wisconsin

INTERNATIONAL [illegible]

- Vienna, Austria
- Hong Kong, China (8)
- Lyon, France
- Nice, France
- Paris, France (2)
- Berlin, Germany
- Cologne, Germany
- Düsseldorf, Germany
- Frankfurt, Germany
- Hamburg, Germany
- Munich, Germany
- Milan, Italy
- Aichi, Japan (3)
- Chiba, Japan (2)
- Fukuoka, Japan (2)
- Hiroshima, Japan (2)
- Hokkaido, Japan
- Iwate, Japan
- Kagawa, Japan
- Kanagawa, Japan (3)
- Kumamoto, Japan
- Kyoto, Japan
- Miyagi, Japan (2)
- Niigata, Japan
- Oita, Japan
- Okayama, Japan
- Osaka, Japan (2)
- Saitama, Japan
- Tokyo, Japan (9)
- Daejeoun, Korea
- Seoul, Korea (4)
- Ipoh, Malaysia
- Kuala Lumpur, Malaysia (3)
- Penang, Malaysia
- Selangor, Malaysia (2)
- Singapore (8)
- Madrid, Spain
- Kaoshiung, Taiwan (2)
- Hsin Chu, Taiwan
- Taichung, Taiwan (3)
- Tainan, Taiwan (2)
- Taipei, Taiwan (6)
- Taoyuan, Taiwan (2)
- London, United Kingdom (8)
- Manchester, United Kingdom
- Parndorf, Austria
- La Vallée, France
- Baierbrunn, Germany
- Dresden, Germany
- Pero, Italy
- Serravalle, Italy
- Fukuoka, Japan
- Hokkaido, Japan
- Hyogo, Japan
- Kanagawa, Japan
- Mie, Japan
- Nagano, Japan
- Osaka, Japan (2)
- Shizuoka, Japan
- Selangor, Malaysia
- Singapore
- Barcelona, Spain
- Madrid, Spain
- Bicester, United Kingdom
- Chester, United Kingdom
- Swindon, United Kingdom
- York, United Kingdom

Timberland

TIMBERLAND IS A GLOBAL LEADER IN THE DESIGN, ENGINEERING AND MARKETING OF PREMIUM-QUALITY FOOTWEAR, APPAREL AND ACCESSORIES FOR CONSUMERS WHO VALUE THE OUTDOORS AND THEIR TIME IN IT. TIMBERLAND® PRODUCTS OFFER QUALITY WORKMANSHIP AND DETAILING AND ARE BUILT TO WITHSTAND THE ELEMENTS OF NATURE. THE COMPANY'S PRODUCTS CAN BE FOUND IN LEADING DEPARTMENT AND SPECIALTY STORES AS WELL AS TIMBERLAND® RETAIL STORES THROUGHOUT NORTH AMERICA, EUROPE, ASIA, LATIN AMERICA AND THE MIDDLE EAST. MORE INFORMATION ABOUT TIMBERLAND IS AVAILABLE AT THE COMPANY'S WEBSITE: WWW.TIMBERLAND.COM.

983-AR-03